DRAFT

EXHIBITS

EXHIBIT  1 .................................................................................................... HISTORICAL INCOME STATEMENTS FY2006–10

EXHIBIT  2 ....................... HISTORICAL INCOME STATEMENT ITEMS AS A PERCENT OF TOTAL REVENUES FY2006–10

EXHIBIT  3 ............................................................ HISTORICAL INCOME STATEMENT ITEM GROWTH RATES FY2006–10

EXHIBIT  4 ............................................ HISTORICAL INCOME STATEMENTS FIVE MONTHS ENDED MARCH 31, 2010–11

EXHIBIT 5 ........................ HISTORICAL INCOME STATEMENT – TRAILING TWELVE MONTHS ENDED MARCH 31, 2011

EXHIBIT 6 ............................................................................... HISTORICAL BALANCE SHEETS AS OF OCTOBER 31, 2006–10

EXHIBIT  7 ....... HISTORICAL BALANCE SHEET ITEMS AS A PERCENT OF TOTAL ASSETS AS OF OCTOBER 31, 2006–10

EXHIBIT  8 .................................................................................. HISTORICAL BALANCE SHEETS AS OF MARCH 31, 2010–11

EXHIBIT 9 ................................................................................................................................... SELECTED FINANCIAL RATIOS

EXHIBIT 10 ........................................................................................................HISTORICAL CONTROL PREMIUMS 1983–2009

EXHIBIT  11 .................HISTORICAL TRADING PRICES & VOLUMES FOR APNX FROM JANUARY 2, TO MARCH 31, 2011

EXHIBIT  12 ..................................................................... COMPUTATION OF DISCOUNT RATE & CAPITALIZATION RATE

EXHIBIT  13 ........................................................................................... ADJUSTED BALANCE SHEET AS OF MARCH 31, 2011

EXHIBIT  14 .......................................... INDUSTRY SAMPLE GROUP - DESCRIPTION OF GUIDELINE PUBLIC COMPANIES

EXHIBIT  15 ....................................... PUBLIC MARKET DATA - GUIDELINE PUBLIC COMPANIES AS OF MARCH 31, 2011

EXHIBIT  16 ................................. MARKET VALUE RATIOS OF THE INDUSTRY SAMPLE GROUP AS OF MARCH 31, 2011

APPENDICES

APPENDIX A ....................................................................................................................................................... CERTIFICATION

APPENDIX B ............................................................................................................. STATEMENT OF LIMITING CONDITIONS

APPENDIX C .......................................................................................................................................... REVENUE RULING 59-60

APPENDIX D ............................................................................................................................... PROFESSIONAL CREDENTIALS

Preface

This valuation study was conducted by Houlihan Valuation Advisors (HVA) at the request of the Special Committee of the Board of Directors of Alpine Air Express, Inc. (hereinafter "Alpine Air" or "the Company") to provide an estimate of the fair value of the common equity of Alpine Air as of March 31, 2011. The purpose of this valuation is to assist the Board in exploring the feasibility of repurchasing fractional shares following a reverse stock split in the issued and outstanding shares of the Company’s common stock.

This valuation report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice as well as Business Valuation Standards set forth by the American Society of Appraisers.

In preparing this report, information provided by the Company was used. Management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. HVA is not in a position to certify the accuracy of basic data provided by management, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.

Basic Principles of Valuation

The principles that have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between Alpine Air's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

Fair value is defined by the Financial Standards and Accounting Board (FASB) in SFAS 157 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Of note, this Statement requires consideration of the exit price paid (if liability) or received (if asset) in a hypothetical transaction in an orderly market (i.e., not a forced liquidation or sold under duress).

This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are often only incidentally related. The value of securities, which are freely traded in a public market, is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

• General economic conditions.

• Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth).

• Public attitude and investor sentiment toward particular industry sectors and companies.

The fair value of securities that are very thinly traded and do not have a research following or numerous market makers, such as Alpine Air, may not be represented by public market quotations, creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend-paying capacity, financial and competitive position, and other facts and circumstances, which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

Professional valuation of a thinly-traded company listed on the OTC market cannot be considered an exact science. However, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value that are reasonable and relevant.

The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for Alpine Air change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.

Introduction

Purpose

The purpose of this report is to provide an estimate of the fair value of the common equity of the Alpine Air, as of March 31, 2011, to assist the Board in exploring the feasibility of repurchasing fractional shares following a reverse stock split in the issued and outstanding shares of the Company’s common stock.

Scope

Both internal and external factors that influence the value of Alpine Air have been analyzed and interpreted. Internal factors include the firm's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends and conditions in the securities markets.

Methodology

SFAS Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort.

This Statement clarifies that market participant assumptions include assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. A fair value measurement should include an adjustment for risk if market participants would include one in pricing the related asset or liability, even if the adjustment is difficult to determine.

This report first looks at the background and operating characteristics of Alpine Air. It next provides overviews of the national economy, and the air cargo industry, each important as a description of the environment in which the Company operates.

A financial analysis of the Company, as well as a comparative analysis of the performance of the Company with that of the industry, follows. Next, the report determines explicit values for the Company via the application of alternative valuation techniques. Four valuation methods are analyzed:

   1. Transaction Value (prior transactions in the Company’s stock);

   2. Income Value (based on the present value of future benefits);

   3. Market Value (derived from market value ratios of guideline public companies and ratios of comparable company transactions); and

   4. Book Value (including orderly liquidation value).

After considering the assumptions and relative justification of each valuation method, the results are synthesized into a fair value estimate of the Company's common stock.

Company Background

Overview

Alpine Air Express, Inc. is a Delaware corporation engaged in the air cargo transport business through its wholly owned subsidiary Alpine Aviation, Inc. ("Alpine Aviation"), which is a Utah corporation. Alpine Aviation was organized in the state of Utah on October 7, 1975, and has been operated by the same management since 1986.

Alpine Aviation is an air cargo operator transporting mail packages and other time-sensitive cargo to 19 cities in the western region of the mainland United States. Alpine Aviation began its operations in 1972 with the intent of being a regional charter service and cargo carrier. After present management acquired control in 1986, Alpine Aviation shifted its focus from chartered passenger services to the air cargo services.

Alpine Air Express, Inc. (“Alpine Air” or the “Company”) was formed in April, 1994, under the name Riverside Ventures, Inc. Prior to its acquisition of Alpine Aviation in June 2000 Alpine Air had no business operations and was actively looking for a business with which to merge or acquire in an effort to create value for its shareholders. On June 12, 2000, Alpine Air, under its former name, entered into an agreement and plan of reorganization with Alpine Aviation, pursuant to which Alpine Air acquired all of the outstanding shares of Alpine Aviation. Pursuant to the terms of the reorganization, Alpine Air Express issued 9,895,000 shares of its common stock to the stockholders of Alpine Aviation in exchange for all of the issued and outstanding shares of Alpine Aviation. As a result of the reorganization, Alpine Aviation became a wholly owned subsidiary of Alpine Air. As a further result of the reorganization, the management of Alpine Aviation assumed control over Riverside Ventures, Inc. and changed the company's name to the current name of Alpine Air Express, Inc.

The reorganization has been treated as a reverse merger, with Alpine Aviation as the surviving entity for accounting purposes, and Alpine Air the surviving entity for corporate operating and branding purposes. At the time of the reorganization, Alpine Air had 1,000,000 shares of common stock outstanding. Following the reorganization, Alpine Air had 10,895,000 shares outstanding, which was composed of the 1,000,000 shares outstanding prior to the issuance of shares for Alpine Aviation, and 9,895,000 newly issued shares to the Alpine Aviation stockholders. Alpine Air subsequently issued an additional 105,000 shares, bringing the total outstanding shares to 11,000,000 as of 2003. During 2004 and 2005 the Company issued 122,000 shares, bringing the total outstanding shares to 11,122,000 as of 2005. In 2006 Alpine Air executed a 3-for-1 stock split and issued additional shares for compensation during 2006 resulting in a total of 36,271,461 outstanding shares at both October 31, 2006, and 2007. Unless otherwise indicated, all share calculations in the Company’s financial reporting take into account this stock split. During 2010 the Company retired 141,320 shares it held in treasury stock reducing the total of outstanding shares to 36,130,141. During 2010 the Company purchased 70,660 shares to hold as treasury stock.

Offices, Facilities & Locations

Alpine Air is headquartered in its owned facility located at 1177 Alpine Air Way  in Provo, Utah. This facility is on leased property at the Provo Municipal Airport. The hangar consists of a 21,000 square foot building owned by Alpine Air. The Company has a 30-year lease agreement for the land with two five-year extension options for real property at the Provo, Utah Airport.

The Company leases approximately 14,000 square feet of facilities in Billings, Montana at the Logan International Airport. The facilities are comprised of 1,755 square feet of office space, 8,645 square feet of hangar, and 3,630 square feet for ground support. The lease for the hangar is for a term of 10 years ending in October 2017. The lease term for the maintenance facility is one year, ending in February 2010. These operating lease agreements contain scheduled rent escalation clauses based on changes in the consumer price index.

In addition to the operating leases reported above, the Company has two revocable permits (month-to-month leases) with the State of Hawaii, Department of Transportation to use hangar and office space for its air cargo operations. These permits are renewed on an annual basis. The Company has chosen to continue this lease despite not having operations currently in Hawaii. The Company also leases land from a private enterprise for storage of a company-owned fuel tank.

Alpine Air carries extensive insurance coverage on all its facilities and aircraft. Management believes the insurance coverage is adequate to cover any damage to its facilities or aircraft, and any resulting liabilities.

Services

Air Transport Routes & Delivery

Alpine Air currently has 20 air cargo routes covering 19 cities in six western states in the mainland United States. Alpine Air also provides contract cargo charter flights for other carriers and for the public. Most routes are flown every day, and some multiple times per day. In fiscal 2010 Alpine Air transported 8,444 tons of cargo. In addition to air cargo transportation, the Company flies charters for other cargo carriers requiring regional service (no passengers), provides ground equipment support, maintenance, and service on aircraft owned or operated by third-parties, aircraft leasing to third-parties, and operates a First Officer Training program.

First Officer Training Program

Alpine Air operates its Beechcraft 99/1900 First Officer Training program for initial training and Federal Aviation Regulation (FAR) Part 135 Second-In-Command (SIC) qualification and certification. After pilot qualification, there is a temporary assignment on an Alpine Air scheduled Part 135 Air Taxi route system for practical flight experience, including logged PIC time, with over $8000 being reimbursed in the form of wages earned throughout the training. The Company offers 300 hour and 150 hour courses. Tuition includes all books, study materials, and facilities. The 300 hour Beechcraft 99 course tuition is $19,900, and the 300 hour Beechcraft 1900 course tuition is $27,200.

Air Transport Fleet

Alpine Air currently owns 26 aircraft, of which it operates 23 aircraft on one national certificate, and leases three aircraft to a third-party operator on an annual basis. The largest aircraft in the Company’s fleet is the Beechcraft 1900 model aircraft, which holds approximately 6,000 pounds of cargo. The Company also operates the Beechcraft 99 model aircraft, which holds approximately 3,400 pounds of cargo.

Aircraft Owned	Quantity
Beechcraft 99	13
Beechcraft 1900	14

The three leased aircraft are Beechcraft 1900 models configured for passenger transport. Management reports that all aircraft are in working condition and alternately either in maintenance or assigned to a scheduled route.

Vendors & Suppliers

Alpine Air relies on approximately 50–100 suppliers for support in two main operational areas: aviation fuel and parts and supplies for repair and maintenance of its aircraft fleet. The Company sources its Jet-A aviation fuel from two major suppliers: Conoco Phillips and Avfuel. The Company sources parts for its engine overhauls from major national and international suppliers including: Standard Aero, Dallas Airmotive, United Turbine, and Southwest Airmotive. Additional aircraft parts and supplies are sourced from approximately 50–100 suppliers including Hawker-Beechcraft and Precision Avionics.

Market Area

Alpine Air’s current market area is in 19 cities located in six western U.S. states: Colorado, Montana, Nebraska, North Dakota, South Dakota, and Wyoming.

Customers

Alpine Aviation’s business focus is on transporting mail for the United States Postal Service (USPS) and carrying packages for the United Parcel Service (UPS), a large nationwide and international carrier. Approximately 92 percent of Alpine Aviation's revenues are from these two customers. In fiscal year 2010, 69 percent of the Company’s revenue was derived from the USPS, 23 percent from UPS, and eight percent from other customers.

USPS Business – The USPS awards Alternate Means of Transportation (AMOT) and Air Segment Contracts requiring private suppliers to provide service between a specific origin and a specific destination. AMOT and air segment contracts are purchased competitively by the Air Transportation CMC through the RFP process. Alpine Air has had a 32 year relationship with the USPS. The Company has made significant capital investments in mail barcode scanning equipment, technology and processes to support this client. Alpine Air reports that a six-year contract extension with the USPS was executed in September 2009 for five routes in Montana, North Dakota, and South Dakota. During the quarter ending July 31, 2009, the USPS did not renew its contracts with the Company for service in Hawaii, and Alpine Air discontinued operations in Hawaii.

In the future, if the Company were unable to renew its USPS contract, it would have a significant negative impact on earnings and revenues. In fiscal 2010, the Company carried over 8,444 tons of cargo as compared to 9,673 tons in fiscal 2009, representing a 12.7 percent decrease that is directly attributable to the loss of its USPS contract, in August, 2009, for service in Hawaii.

UPS Business – UPS currently contracts with 28 feeder airlines, and Alpine Air is one of the top-five largest vendors for this service. In 2008, the Company executed a contract with UPS for 12 routes in Colorado, Montana, Nebraska, and Wyoming. This contract runs through March 2013. The Company reports an on-time delivery record of 99.5 percent for UPS, and is preparing to bid for additional routes in Idaho, Nevada, Utah, and Wyoming.

Competition

Alpine Air competes in the air cargo transport market. While there are a large number of companies in this marketplace including: large national and international airlines (Delta, American Airlines, etc.); large national and international delivery services (UPS, Federal Express, DHL, etc.); and smaller carriers serving a specific geographic region, the Company’s management has identified three regional air cargo companies that it considers its main competition for USPS and UPS contracts in its market area:

Corporate Air, Inc. (CAI) – is a privately-held Montana corporation founded in 1981 and headquartered in Billings, Montana. The company owns and operates maintenance facilities throughout: Colorado, Hawaii, Montana, North Dakota, Utah, Wyoming, the Philippines, and Puerto Rico. CAI specializes in offering feeder airline cargo service, and is a certified Commercial Operator and Air Carrier under Parts 135 and 121 of the Federal Aviation Act. CAI operates on a regularly scheduled basis with the authority to operate anywhere in the United States and Canada. CAI maintains general operations and maintenance facilities at: Billings, Montana; Casper, Wyoming; Grand Forks, North Dakota; Great Falls, Montana; Honolulu, Hawaii; and Salt Lake City, Utah.

CAI currently operates freight contracts in Southeast Asia and the Philippines. In addition to contract operations, the company offers freight charter services. Advanced training is provided to pilots, mechanics, dispatch personnel, and line service technicians. Corporate Air is also an established third-party operations consultant

CAI operates a variety of aircraft models: Brasilia Embraer-120, Beech 1900, Cessna 208 Caravan, and Shorts 3-30 in the following U.S. states: Colorado, Hawaii, Idaho, Minnesota, Montana, Nebraska, North Dakota, Utah, and Wyoming. The company has authority to operate in the following countries: Canada, the Caribbean, Mexico, the Philippines, Puerto Rico, South America, and the United States.

Ameriflight, LLC – is a privately held company founded as California Air Charter by its current president, Gary Richards, in Burbank, California in 1968. Ameriflight operates from major bases in Burbank, Oakland, and Ontario, California; Cincinnati, Ohio; Dallas, Texas; Omaha, Nebraska; Phoenix, Arizona; Portland, Oregon; Salt Lake City, Utah; and Seattle, Washington, as well as San Juan and Borinquen, Puerto Rico.

Ameriflight has over 650 employees, including a flight crew of approximately 250 pilots, and more than 165 mechanics. Ameriflight operates a fleet of 170 aircraft making more than 2,000 weekly departures, flying approximately 90,000 hours per year to serve more than 250 communities throughout the United States, Canada, Mexico, the Caribbean, and South America. Company management represents they are the largest cargo airline in the U.S. that operates under Part 135 of the Federal Aviation Regulations. The company’s aircraft fleet consists of: Embraer Brasilias; Fairchild Metro III and Expediters; Beech 1900 and 99 models; and Piper Navajo and Chieftain models.

A large portion of Ameriflight’s activity is focused on providing small package feeder aircraft for overnight parcel carriers such as UPS, Federal Express, and DHL. Ameriflight also transports bank checks, documents, medical specimens, and other business-to-business cargo between small communities and processing centers in large cities, and provides service five nights per week on the West Coast, shuttling over 75,000 pounds of documents and data per day, for financial and courier customers in: Burbank, Las Vegas, Oakland, Salt Lake City, Phoenix, Portland, and Seattle.

Suburban Air Fright, Inc. (SAF) – is a privately-held an all-cargo carrier that began operations in 1984, and is based in Omaha, Nebraska. SAF provides an all-weather fleet of turbine powered aircraft for cargo transport, on either a charter (per trip) basis, or for scheduled contracts. The company flies scheduled routes carrying cargo for four major package delivery companies and for USPS contracts in the continental United States, and operates routes in Alaska on Bureau of Land Management (BLM) contracts with aircraft equipped for remote and undeveloped areas.

SAF operates Suburban Air Services, Inc. to provide maintenance and support for its aircraft fleet, as well as providing third-party maintenance on selected types of aircraft. Capabilities include airframe inspections, line maintenance, major and minor structural repair, PT6-A hot section inspections and installations, cargo conversions for Beech 99, Beech 1900, Caravan, and Commander aircraft, as well as remote service support for other feeder carriers. Maintenance technicians work day or night shifts.

Alpine Air’s Competitive Strengths & Weaknesses

Company management identifies the following as its competitive strengths in its market area:

                              •      Utilizes barcode scanning systems to track USPS mail on all routes.

                              •      Long history of “on-time supplier” servicing the USPS and UPS.

                              •      Management has extensive operational and maintenance experience.

•

The Company’s engine trend monitoring systems and FAA approved engine overhaul programs result in lower maintenance costs.

•

Alpine Air operates in a niche market as larger commercial cargo carriers avoid servicing regional routes for the USPS, UPS, and other carriers due to the associated increased operating costs.

Company management identifies the following as its competitive weaknesses in its market area:

•

Management has elected to limit its geographical market to the western United States and Hawaii.

•

The Company’s business is concentrated on only two major customers: the USPS and UPS, representing 92 percent of FY 2010 revenues.

•

Senior management is middle-aged or older with no succession plan.

•

The aircraft fleet is older requiring avionics updates, etc.

•

The new aircraft leasing business offers only short-term leases.

•

Aircraft asset values are currently low and are adversely affected by the Company’s engine overhaul program.

Management & Staffing

           As of the valuation date, Alpine Air has 109 employees with 61 being full-time including: 10 administrative employees, and 62 in flight operations of which 23 are pilots. None of the

           Company’s employees belong to a labor union or have employment contracts. Mr. Mallette and

           Mr. Distefano are considered key employees of Alpine Air of whom the loss of either would materially impact the Company’s operations. Alpine Air has a key-man life insurance policy in-force for Mr. Mallette in the amount of $670,000. There is no key-man insurance policy in-force for Mr.

           Distefano.

The members of the Board of Directors of Alpine Air serve until the next annual meeting of stockholders, or until their successors have been elected.  The officers

Serve at the pleasure of the Board of Directors.  The following table lists the directors and executive officers of the Company.

Name	Age	Position	Position Since
Eugene Mallette	61	CEO & Director	1986
Rick Wood	38	Principal Financial Officer	2010
Max Hansen	61	Secretary/Treasurer & Director	1986
Joseph Etchart	62	Chairman	2005
Ronald Pattison	53	Director	2006

Eugene R. Mallette Chief Executive Officer

Mr. Mallette began his career with Alpine Aviation in 1979 as its sales manager, and becoming its general manager later in 1979. He became chief executive officer and director upon acquiring Alpine Aviation in 1986. Prior to his employment by Alpine Aviation, he was employed by the State of Montana as a staff auditor. He received a B.A. in Business Administration from Carroll College in 1971. Mr. Mallette holds a commercial pilot's license and maintains his proficiency. He devotes time to civic and charitable causes and was previously chairman of the Better Business Bureau of Utah County and vice-president of the Provo Chamber of Commerce and was named CEO of the Year for Small Public Companies in Utah in 2008.

William Distefano General Manager

Mr. Distefano has more than 30 years of service with Alpine Air with intimate knowledge of all facets of the Company's operations. Mr. Distefano is responsible for the maintenance and management of the Company's aircraft fleet. Under his supervision, the Company increased aircraft utilization and limited extensive maintenance down time as a direct result of a Pratt & Whitney PT-6 turbine engine service time extension granted by the FAA. Mr. Distefano holds an Aircraft and Engine Repair certificate and is an Airframe Inspector.

Rick C. Wood -Principal Financial Officer

Mr. Wood was named the principal financial officer of Alpine Air in January 20 I 0 after serving as the senior accountant and accounting manager since February 2006. He received a B.S. degree in Accounting from the University of Utah and has served in various accounting capacities for the last 10 years. He is currently pursuing a Masters of Accountancy degree from the University of Phoenix in preparation for the C.P.A. exam. Prior to coming to Alpine Air, he worked as the controller of a local computer company where he began as an accounting clerk and sales consultant. Prior to his accounting career, Mr. Wood had a successful sales career with CompUSA, Gateway Computers, American Express, and Qwest Communications.

Max A. Hansen -Director

Mr. Hansen has been a director of Alpine Air since 1986, and legal advisor to the company since 1979. Mr. Hansen is a veteran attorney maintaining an active legal practice for over 32 years. He is an active member of the bars in Montana, Utah, and California. He is a past president of the State Bar of Montana and has served for almost two decades as a delegate to the American Bar Association House of Delegates. He is also a past president of the National Caucus of State Bar Associations, past member of the ABA Nominating Committee and sat on the ABA Standing Committee for the Federal Judiciary. Hansen is also a member of the ABA Section of Taxation and sits on the Sales, Exchanges and Basis Committee of the Section. Martindale-Hubble, an attorney rating system, has bestowed upon Mr. Hansen its highest rating of A V and also a Fellow of the American Bar Association.

In addition to his role with Alpine Air, Hansen is the owner of his own law firm, Max A. Hansen & Associates, P.C. and is president and CEO of American Equity Exchange, Inc. (AEEI), one of the first 1031 qualified intennediary companies in the Rocky Mountain Region. AEEl and its affiliated company, Reverse Exchange Services, Inc. have assisted taxpayers for more than 17 years in structuring and completing tax deferred property exchanges through its offices in Montana, Utah, and California. Mr. Hansen is a Certified Exchange Specialist, member of the Board of the Federation of Exchange Accommodators (FEA), and is a past president, treasurer and CFO of the FEA. He serves on various committees of the FEA and has appeared extensively before professional groups and on panels of experts around the country speaking on the topic of property exchanges.

Mr. Hansen earned his Juris Doctorate degree from the University of San Diego, School of Law in 1976 where he was a member of the Law Review. Max also earned his Bachelor of Arts degree in Political Science from Carroll College in Helena, Montana in 1971 where he maintained a four year Honor Scholarship. In addition to his law and business related affiliations, Mr. Hansen has fulfilled various civic posts including a five year term as the chairperson of the Police Commission of the City of Dillon, Montana. He also served as a part-time instructor at University of Montana Western in Dillon, were he taught courses in probate and estate planning, business law, and human resource management. He has been an active member of local Chambers of Commerce and other community boards and associations in Dillon, Montana and Tremonton, Utah.

Joseph O. Etchart -Director

Mr. Etchart has been a member of our Board of Directors since April, 2002. He formerly served as Alpine Air's director of public and investor relations. He is also the president and chief executive officer of Hinsdale Land Company, a real estate and agricultural enterprise in Montana. Since 1985, Mr. Etchart has served on the Board of Directors, and is a fonner chainnan of the board, of Montana Livestock Ag Credit, one of the premier agricultural lending institutions in the Pacific Northwest. He served two tenns as president of the Washington, D.C. based National Public Lands Council, where he was involved in the legislative and regulatory process associated with federal land commodity production. In addition, Mr. Etchart has held numerous civic, political, and appointed posts, including campaign finance chairman during the first successful election of Montana Governor Marc Racicot. Mr. Etchart received a Bachelor of Arts degree in Sociology from Carroll College in 1970 and is an active member of numerous organizations, including the Knights of Columbus.

Ronald L. Pattison Director

Mr. Pattison received his C.P.A. Certificate in August of 1984 after graduating with a B.A. in Business Administration, specializing in Accounting. He has specialized in the design and administration of defined contribution plans, but also has a working knowledge of the requirements for defined benefit plans. He was the manager of the Defined Contribution practice group in the Albuquerque, New Mexico office of a national consulting firm. Ron left that practice in December of 1990 to start Pattison Pension Specialists, Inc., where he is currently a principal.

Ownership & Capitalization

Common Stock

Alpine Air's common stock is currently quoted on the National Association of Securities Dealers (NASDAQ) Electronic Bulletin Board under the symbol "APNX". There were 34,475,857 shares of common stock outstanding as of the date of valuation. Since its inception, Alpine Air has paid no dividends on its common stock, and management does not anticipate paying a dividend in the foreseeable future.

The following table sets forth information relating to the beneficial ownership of Alpine A ir's common stock as of March 31, 2011, by each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock, and each ofthe its directors and officers:

Shareholder	Description	Shares	Percent Ownership
Eugene Mallette	CEO & Director	27,729,465	80.43
Bill Distefano	General Manager	1,201,220	3.48
Max Hansen	Secretary/Treasurer & Director	11,874	0.00
Joseph Etchart	Director	17,445	0.01
Ronald Pattison	Director	57,030	0.20
		29,017,034	84.17

Other	Outside Shareholders	5.458,823	15.83

Total		34,475,857	100.00

Preferred Stock

As of the valuation date there were 820,000 shares of preferred stock issued and outstanding. The preferred stock provides for monthly dividends at an annual rate of 6.5 percent, is non-voting, and is convertible at any time to common stock by the holder based on the current market price of the Company's common stock. The Company can redeem the preferred stock any time and the holder can can for redemption of the preferred stock any time after December 1, 2011.

The following table summarizes the Company's outstanding preferred stock:

Stock Options

Alpine Air's equity incentive plan allows the Company to issue incentive stock options, non-statutory stock options, and restricted shares to employees, directors, and consultants of the Company. Annually, commencing January 2002, the aggregate number of shares of the Company's common stock available for award under the plan shall increase by the lesser of 250,000, or by seven percent of the outstanding common stock, less the number of shares previously authorized for the plan. After August 18,2011, the plan tenninates and no further options may be granted. The exercise price of options granted under the tenns of the plan must not be less than 100 percent of the fair market value of the shares as of the date of grant. Additionally, no individual may be granted more than 100,000 options in any given year. All options issued under the plan are exercisable for 10 years and vest after two years.

The Company manages the plan as a qualified ISO plan, meaning that option grants must be made either at-the-money, or out-of-the-money (the exercise price must be at or above fair market value), to "qualify" and not create a tax event upon the grant. The Company has not received, and does not intend to request, a detennination from the Internal Revenue Service that the options issued under its plan qualify for treatment as qualified incentive stock options. The following table summarizes the Company's outstanding stock options:

	October 31, 2010		October 31, 2009
	Shares	Exercise Price	Shares	Exercise Price
Options outstanding at beginning of the year	1,434,909	$ 0.30 – 2.50	1,637,009	$ 0.30 – 2.50
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	37,500	$ 0.30 – 2.50	202,100	$ 0.30 – 2.50
Expired	-	-	-	-
Outstanding at end of year	1,397,409	$ 0.30 – 2.50	1,434,909	$ 0.30 – 2.50
Weighted average fair value of options granted during the year	-	-	-	-

The following table summarizes the Company's exercisable options:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.50	554,120	0.8 years	$2.50	554,120	$2.50
$0.30 - $0.50	843,289	6.8 years	$0.39	843,289	$0.39
	1,397,409	4.4 years	$ 1.24	1,397,409	$ 1.24

Site Visit & Management Interviews

HVA has had several discussions with Mr. Lewis Tippets, Tax Accountant, Mr. Rick Wood, Principal Financial Officer, and Mr. Eugene Mallet, CEO to discuss the historical financials, adjustments to those financials, and the Company's operations. Certain of these conversations occurred by telephone and Rick Miranda visited the Alpine Air facilities in Provo, Utah to review due diligence materials, gain a familiarity with the Provo operation, and have conversations with Mssrs. Tippet, Wood, and Mallet.

Legal Issues & Contingent Liabilities

During the fiscal year ending October 31, 2010, the Company received three notices from the Federal Aviation Administration (FAA) that civil penalties would be imposed for alleged violations of FAA regulations. Company management immediately countered the allegations and assessed the probability of having monetary penalties imposed against the Company. The Company estimated the amount ofthe possible penalties and accrued a reasonable amount to cover the potential assessments, all while vigorously contesting the allegations. Subsequent to the end of the reporting period, two of the three FAA notice actions were negotiated with the FAA resulting in substantially reduced penalties, well within the Company's established reserves, and with no further enforcement action by the FAA. There is one remaining FAA notice still outstanding for which Alpine Air has accrued $175,000 in reserve, which it believes is an adequate amount to cover any fine should it be imposed by the FAA

During the fiscal year ending October 31, 2010, the Company contested a billing from a service provider based upon the service provider's fee agreement. The matter was submitted to arbitration by the service provider which was contested by the Company. Subsequent to the end of the reporting period, the matter was resolved by settlement between the parties and the arbitration matter was dismissed as part of the settlement. The case was settled on December 27, 2010, with Alpine Air paying $31,500.

Alpine Air management has evaluated events for the period October 31, 2010, through January 26, 201 I, the date the most recent financial statements were issued, and concluded there were no other events or transactions during this period that required recognition or disclosure.

Economic Overview

The National Economy

Economic Growth

The nation's economic growth appeared to solidify in the fourth quarter of 2010, building on a foundation of strong consumer spending gains and increased exports, and pushing demand up at the fastest pace in more than 26 years. The U.S. Commerce Department reported the U.S. economy grew by a strong 3.2 percent for the quarter, and would have risen at a 7.1 percent rate had businesses not slowed rising inventories. Economists had expected the U.S. gross domestic product (GDP) to rise at a 3.5 percent rate for the quarter after expanding at a 2.6 percent pace during the third quarter. For the whole of 20 10, the economy grew by 2.9 percent, the biggest gain since 2005 and a sharp turnaround from the 2.6 percent decline in 2009.

However, the U.S. Federal Reserve actually cut its projected growth rate for 2011 to between 3.5 and 4.2 percent. In his most recent statement on the subject, Federal Reserve Chairman Benjamin "Ben" Bernanke lowered these figures even more, saying that the U.S. economy likely would grow by between three and four percent for the year. Moreover, after spending the first hal f of 2010 saying that no additional support actions were necessary, the Federal Reserve announced on November 3 that it was going to attempt to jumpstart the economy by purchasing $600 billion in long-term treasuries. In January 2011 the Fed affirmed this stance, saying that it would continue the program, while also announcing that it would hold interest rates steady for now.

Employment

The U.S. Department of Labor (USDOL) reports the U.S. economy added only 36,000 jobs in January, barely one-fourth of the 125,000 per month needed to keep pace with population growth. The economy had added 103,000 jobs in December, and produced an average gain of 83,000 per month over the past three months. The USDOL also said that fewer jobs were created for all of 2010 than first thought, a net gain of 909,000 new jobs versus the 1.1 million that were previously estimated. The economy lost about eight million jobs in total during the two years before that. Two bright spots: the manufacturing sector added 49,000 jobs in January, the most since August 1998, while the retail sector added 28,000, the most in a year. In addition, the U.S. unemployment rate fell in December to 9.4 percent from 9.8 percent in November after bouncing between 9.5 percent or 9.6 percent for the previous four months. On February 4, the USDOL reported an even steeper decline, with the rate dropping from 9.4 percent to 9.0 percent in a single month. That two-month drop represented the largest two-month decline in the U.S. unemployment rate in half a century, the most encouraging sign for the job market since the recession began.

While positive news, analysts say much of the decline resulted from more people ceasing to look for work, than from a large increase in work opportunities. For these and other reasons, the Federal Reserve has become more pessimistic about the U.S. jobs outlook. In its most recent formal assessment, the Federal Reserve projected that the unemployment rate would range between 8.3 to 8.7 percent for 2011 (versus an earlier forecast of 8.1 to 8.5 percent) and, for 2012, between 7.1 and 7.5 percent (versus an earlier forecast of 6.6 to 7.1 percent). Putting the point more bluntly, Federal Reserve Chairman Ben Bernanke declared on December 5 that: "at the rate we're going, it could be four, [to] five years before we are back to a more normal unemployment rate."

According to an analysis by Investor's Business Daily, the current jobs slump is the deepest of any in the postwar era [World War II], with payrolls down by as much as 6.1 percent; They are still 5.6 percent below their December 2007 level, and the situation is hardly improving. The Associated Press summarized on October 14: "the job market has barely improved since January, making 2010 a lost year for the millions who are out of work. The number of people applying for jobless benefits and the high unemployment rate have essentially been static in that time ..." Similarly, a report in the London Daily Mail noted that: "comparing previous recoveries from all ten American recessions since 1948 to the current financial crisis, the stark figures show almost no improvement in employment figures in the past year." Some commentators described the comparison as "the scariest jobs chart ever," with only the 2001 recession taking longer to bring employment back to pre-crisis levels.

The number of people who are employed part-time but want full-time work fell to 8.4 million in January from 8.9 million in December, according to the USDOL. Combined with the 13.9 million unemployed people, and those who have given up looking for work, roughly 25 million people were underemployed in January, amounting to 16 percent ofthe labor force, down from 16.7 percent in November.

Last year ended with a report that new weekly unemployment claims had fallen below 400,000 for the first time in two years. However, the USDOL reported that new claims rose back above 400,000 by the last week of Decem ber, climbing to a total of 409,000. These claims continued to rise, jumping to 445,000 during the first week of January. As the month continued, initial jobless claims remained high, topping 454,000 during the week ending January 22.

The New York Times recently put these prospects into perspective. In an October 13, 2010, article entitled Across The Us. Long Recovery Looks Like a Recession the authors wrote: "This is not what a recovery is supposed to look like ... The United States is mired in a grim New Normal that could last for years ... Call it recession or recovery, for tens of millions of Americans there's little difference." And, in a January 21, 2011, analysis The National Journal adds still another piece to the U.S. jobs puzzle. The publication reports: "The Great Recession [2008-9] wiped out what amounts to every U.S. job created in the 21st century. But even if the recession had never happened, if the economy had simply treaded water, the United States would have entered 2010 with 15 million fewer jobs than economists say it should have. Somehow, rapid advancements in technology and the opening of new international markets paid dividends for American companies, but not for American workers. An economy that long thrived on its dynamism, shedding jobs in outdated and less competitive industries, and adding them in innovative new fields, fell stagnant in the swirls of the most globalized decade of commerce in human history. Even now, no one really knows why."

Federal Budget & Debt

The Obama administration reported on October 15, that the federal budget deficit for the fiscal year was $1.3 trillion. Although down some $122 billion from last year's record-setting deficit, the fiscal 2010 number is still the second highest in history. Viewed another way, the country must now borrow 37 percent of every dollar it spends. As a result of these deficits, federal debt will consume 62 percent of the nation's economic output this year, and is on pace to account for more than 100 percent of economic output by 2015. As for overall debt levels, the Treasury Department reported that as of December 31, 2010, the U.S. national debt stood at $14.025 trillion, surpassing the $14 trillion mark for the first time in history and exceeding by $300 million their forecast just three months earlier. It took just seven months for the national debt to increase from $13 trillion on June 1, 2010, to $14 trillion by year-end. As a result, the debt is fastapproaching the statutory ceiling of $14.294 trillion set by Congress and signed into law last February.

According to a Politico. com story Defying the Political Odds, senate Democrats rolled out a year-end, government-wide spending bill on December IS, that cuts more than $26 billion from the president's 2011 requests even as it holds firm on thousands of the appropriations earmarks so adamantly opposed by critics of Congress. Filling more than 1,900 pages, the $1.1 trillion measure represents an increase of some two percent over last year's budget levels. In his annual State of the Union address, the president proposed a five-year freeze on non-discretionary defense spending to lower the federal budget deficit by about $400 billion over a five-year period. But among others, economist Nouriel Roubini ofRoubini Global Economics, a widely respected economist known as "Doctor Doom", dismissed the proposal, calling it "just spare change compared to a budget deficit of more than $1 trillion." In a contrasting move, newly elected Senator Rand Paul (RKentucky) called for a single-year reduction in federal spending of around $500 billion, largely by rolling back spending to 2008 levels and eliminating what he called "wasteful spending."

The uncertainty over the extension of the Bush-administration tax cuts ended in December when Congress approved, and the president signed, a compromise extension proposal. The law contains a number of tax changes, both new and extended, as well as emergency help for the jobless. However, the extension is just for two years. Some of the key provisions include: (1) maintenance of the six federal income tax brackets at current levels for the next two years; (2) continued allowance of full itemized deductions for higher income taxpayers; (3) protection of more than 20 million taxpayers from additional levies under the Alternative Minimum Tax; (4) a one-year two-percentage-point reduction in the employee portion of the Social Security Tax; (5) an expanded child tax credit; (6) an increase in the estate tax exemption from $1 million to $5 million and a reduction in the estate tax rate from 55 percent to 35 percent; (7) extended investment tax credits; (8) enhanced marriage penalty relief; and (9) a 13 month extension in the deadline to file for additional unemployment benefits.

Despite his promise to freeze spending, proposals outlined in the president's State of the Union address would "raise federal spending by $20 billion per year and lead to higher taxes ..." according to a follow-up analysis by the National Taxpayers Union, an independent research and advocacy group.

The U.S. Federal Deposit Insurance Corporation (FDIC) announced that more banks failed in the U.S. last year than in any year since 1982, which was during the savings-and-loan crisis. Altogether, 157 banks closed, which was up from 140 in 2009. As recently as 2006, there were no bank closures. In addition, the FDIC watch-list of "problem banks" whose weaknesses threaten their continued financial viability stood at 860 as of September 30, the highest level since 1993. Historically, about a fifth of banks on the watch-list fail. However, while bank failures have put the FDIC insurance fund in the red, the agency predicts it will have more than enough money to meet the anticipated cost of bank failures through 2014.

Financial Markets

The above financial concerns notwithstanding, U.S. stocks turned in another solid year in 2010, with the Dow Jones Industrial Average gaining 11.0 percent, the Standard & Poor's 500 stock index adding 12.8 percent, and the NASDAQ Composite Index climbing by 17.4 percent. According to a year-end wrap-up by The Wall Street Journal, amid stumbles and scares, U.S. stocks clambered to a second straight year of gains, in which the Dow reached levels not seen since September 2008. These gains continued into January, with stock values up by 22 percent since last August.

Industrial Production & Productivity

Industrial production increased by 0.8 percent in December after having risen by 0.3 percent in November. For the fourth quarter as a whole, industrial production increased at an annual rate of 2.4 percent, a slower pace than in the earlier quarters of the year. In the manufacturing sector, output moved up by 0.4 percent in December, with gains in both durables and nondurables. Excluding motor vehicles and vehicle parts, factory output increased by 0.5 percent. Mining output advanced by 0.4 percent, while the output of utilities surged by 4.3 percent, as unusually cold weather boosted heating demand. At 94.9 percent of its 2007 average, industrial production in December was 5.9 percent above its level of a year earlier.

The Institute for Supply Management, a private trade group, reported that its index of manufacturing activity rose in January to 60.8, representing the highest reading in nearly seven years. The manufacturing sector, which bottomed out at

33.3 in December 2008, the lowest point since June 1980, has now experienced expansion for 18 straight months. In its semi-annual economic growth forecast released December 7, the Institute for Supply Management declared: "Economic growth in the United States will continue in 2011... Expectations are for a continuation of the economic recovery that began in mid-2009. The manufacturing sector continues to outpace the non-manufacturing sector and has greater expectations for growth in terms of revenue... The overall forecast projects optimism about the U.S. economy for 2011."

After declining by 1.8 percent during the second quarter of2010, the biggest drop in four years, U.S. productivity grew by 2.4 percent during the third quarter. These trends continued in the fourth quarter, with productivity rising by 2.6 percent during that period. For 2010 as a whole, productivity was up by 3.6 percent, almost identical to the 3.5 percent gain during 2009 and some three times the average gain for the 2005-8 period.

Automotive Sector

Americans gave automakers a confidence boost in January, according to an Associated Press report: "as they bought more cars and trucks, and showed a still fragile industry that they were ready to replace their clunkers in 2011." U.S. auto sales were expected to total about 800,000 for the month. While that figure is still below the normal pre-recession monthly sales level of one million or more, it is some 15 percent higher than the 698,000 level of January 2010. Both General Motors and the Ford Motor Company said that their January sales to individual buyers were up by about 36 percent over December levels.

By selling a block of its shares in General Motors at $33, a price well below the breakeven point, the U.S. government reduced chances that taxpayers would fully recover their $60 billion investment in the automaker, according to a new congressional study reported on January 13, by Yahoo! News. The study confirmed that the government had already recovered $13.5 billion of the aid, and noted that the $85 billion bailout seemed to have put the three largest U.S. automakers "on the path to financial stability." "But, the companies still face uncertain futures, taxpayers remain at risk, and there remain concerns about the government's openness with regard to the program's cost" the study authors said.

Housing Sector

After rising by 6.6 percent to an adjusted annual rate of 307,000 in September and then falling back to an annual pace of 275,000 in October, new home sales edged up slightly in November, the U.S. Commerce Department reported, rising to a revised seasonally adjusted rate of 280,000. However, new home sales surged in December, climbing to an annualized 329,000, a gain of 17.5 percent. Overall, however, new home sales were down by approximately 14.2 percent in 2010.

After tumbling by 2.2 percent in October, existing home purchases rebounded in November. Signed contracts increased up by three percent over October levels, according to the National Association of Realtors. This trend continued into

December, with existing home sales jumping by 12.8 percent over November levels, the best pace since May, and the biggest one month surge in 11 years. However, even with these gains existing home sales for the year were down by 4.8 percent over 2009 levels, a mark that was the lowest in 13 years.

Home prices posted year-over-year declines for the fourth month in a row in November, falling by 5.1 percent as compared with November 2009. The drop was slightly greater than the 3.4 percent decline in October. However, this situation turned around in December. Not only were median prices up by 12.1 percent month-over-month, but they also were 8.5 percent higher than they were in December 2009.

Even if the economy starts to recover in earnest, home buying may not pick up anytime soon. According to a December 5 report on CNNMoney.com: "Despite some of the best home buying conditions in years, affordable prices, low interest rates, and lots of choices, fear of buying has infected the market. It has paralyzed house hunters, making them unable to pull the trigger even on attractive deals. Some are worried about making the payments, while others are convinced they'll save even more if they wait ..."

American home ownership levels, which had held steady for some time, dipped in the fourth quarter of 2010, falling to 66.5 percent from 66.9 percent the previous quarter. That figure is down from 69.2 percent and the lowest level since 1988. Even more disconcerting to many economists, however, is the vacancy rate. According to figures from the U.S. Census Bureau, approximately 11 percent of U.S. homes stand vacant, creating an enormous inventory of supply that threatens to hold down a full housing recovery, perhaps for many years. A record total of one million American homes were foreclosed in 2010, representing one of every 45 housing units. The rates were highest in Nevada, where one out of 11 homes was affected. That said, the 2010 rate was up only about two percent from last year. Viewed from a different perspective, the foreclosure picture is more ominous: all told, foreclosure-tracker RealtyTrac® reported foreclosure activity jumped in 149 of the country's 206 largest metropolitan areas last year. In a January 13 report, RealtyTrac further predicted that foreclosures in 2011 would be 20 percent higher than in 2010, representing a total of 1.2 million homes (versus about one million foreclosed last year). Nevertheless, foreclosure filings were down in December 2010 by two percent month-over-month and by 26 percent year-over-year.

In a somewhat contrary view, the National Association of Homebuilders predicted on January 15, 2011, that growing consumer confidence and an improving economy should drive significant improvements in the new home market in the coming year, with substantial increases in both new home sales and construction. Despite rising mortgage interest rates, the group said, increases in employment should help boost new home sales to about 405,000 this year, up nearly 25 percent from the 2010 estimated tally of 329,000 units sold.

Consumer Confidence & Spending

The Conference Board Consumer Confidence Index, which had dipped in December, rebounded in January to 60.6, a sharp increase from 53.3 in the prior month. Lynn Franco, Director of the Consumer Research Center at The Conference Board stated: "Consumers have begun the year in better spirits. As a result, the index is now near levels not seen since last spring (the May 2010 Index was 62.7). Consumers rated business and labor market conditions more favorably, and expressed greater confidence that the economy will continue to expand and generate more jobs in the months ahead. Income expectations were also positive."

According to a U.S. Commerce Department report on January 28, 2011, U.s. consumer spending, which accounts for more than two-thirds of overall U.S. economic activity, grew at a 4.4 percent rate in the final three months of 2010, representing the fastest rate of growth in this measure since the first quarter of 2006. Consumer spending added 3.04 percentage points to the U.S. economic growth rate, its largest contribution in more than four years. According to a January 15 report from the U.S. Census Bureau, U.S. retail sales increased by 0.6 percent in December after a 0.8 percent gain in November. The largest gains came in building materials, autos, gasoline, and furniture, whi1e purchases of food, electronics, and clothing slipped. Additionally, online sales on Cyber Monday (a widely watched shopping day, the Monday following the Thanksgiving holiday weekend) surged by 19.4 percent from the previous year, according to findings by the Coremetrics research group, a business unit of IBM.

According to the Thomson Reuters/University of Michigan consumer database, the current state of the U.S. consumer's financial situation remains grim. According to the organization's most recent survey, during 2010 just 23 percent of those polled reported gains in their finances, a figure that was unchanged from December 2009. By contrast, twice as many consumers reported income declines than income advances. Just one in four consumers expected their finances to improve in the year ahead, a percentage that has remained unchanged for the past six months. A majority of consumers anticipated no income increases during the year ahead, as they have for a record 24 consecutive months.

Inflation

On a seasonally adjusted basis, the Consumer Price Index (CPI) for all items increased by 0.5 percent in December, one of the steepest jumps in months, following a 0.1 percent gain in November, and a 0.2 percent rise in October. Nevertheless, for the year as a whole, the CPI rose by just 1.5 percent. The index for all items less food and energy rose by 0.1 percent in December after a 0.1 percent gain in November, and after having been unchanged in October.

Previously on October 16, Federal Reserve Chairman Ben Bernanke had projected that the U.S. inflation rate was likely to remain below the Federal Reserve's two percent goal for the foreseeable future. Participants in the December 3 Chicago Federal Reserve Economic Outlook Symposium similarly forecast that inflation would climb to just 1.6 percent in 2011.

The Producer Price Index (PPI) for finished goods, often, a harbinger of future consumer price movements, increased by 1.1 percent in December, following a climb of 0.8 percent in November, and a 0.4 percent rise in October. With food and energy prices excluded, the PPJ was up by 0.2 percent in December, after a 0.3 percent gain in November, and a 0.6 percent rise in October.

Global crude oil touched $100-per-barrel prices throughout January, winding up at $99.63 on February 4, and raising the possibility that U.S. retail gasoline prices could climb sharply as spring approaches. U.S. crude prices were somewhat lower, at $89.03.

Source: Key Value Data National Economic Report, January 2011

Industry Overview: Global Logistics -Air Freight

Description

The Global Logistics-Air Freight industry (the "Air Freight industry") includes businesses that provide air transport of commercial and private cargo, on either scheduled or non-scheduled routes. It includes air transportation that is part of a national postal system but excludes door-to-door courier services. The primary activities of this industry are:

•

Air transportation of cargo (except air couriers)

•

Air transportation of national postal systems

•

Charter airfreight services

The major products and services in this industry are:

•

Scheduled freight air transportation

•

Non-scheduled chartered freight air transportation

•

Integrated services freight air transportation

Overview

The package delivery and air cargo business has evolved rapidly over the last two decades, driven by the integration of world markets, the rationalization of corporate supply chains, and the implementation of enterprise software and internet-based information technology solutions. The ability to provide timedefinite delivery options and transfer information increasingly determines success. Customer demands for real-time information processing and worldwide distribution and logistics capabilities favor companies with integrated services.

Customers increasingly focus on the timing and predictability of deliveries, rather than the mode of transportation. As customers re-engineer their entire distribution process, which includes order processing, administration, warehousing, transportation, and inventory management, they seek to reduce their most expensive and fastest growing component, their inventory carrying costs. Timedefinite transportation, which is no longer limited to air express, has become a critical part ofjust-in-time inventory management, improving overall distribution efficiency.

Technology advances have made it easier for companies to analyze and compare distribution options. Individual shipments have become generally smaller, but more frequent, with a greater proportion of products being delivered directly to end-users, particularly as e-commerce grows. There has been dramatic growth in the use of e-commerce by both consumers and businesses for the transfer of goods. Consumers who use the internet for home shopping and other services shop across borders and require global delivery capabilities. Customers expect a high level of performance and broad product offerings as they seek to optimize supply chain solutions.

Delivery of packages to a specific destination at a guaranteed time has been the growth engine for the package delivery industry over the past decade. The industry has become increasingly dominated by large integrated carriers such as UPS and FedEx that provide seamless services, including pick-up and delivery, shipment via air and/or road transport and customs clearance. The pace of consolidation in the package delivery industry has increased on a global scale.

Industry participants are acquiring, merging with, or forming alliances with partners that can expand global reach, breadth of services or technological capabilities in order to better enable those participants to compete in a rapidly changing global environment. In particular, government run post offices have made several recent alliances with and acquisitions of private sector companies. Post offices, which still maintain numerous advantages over private sector companies, create significant challenges for competitors worldwide.

With the growth in cargo and e-commerce taking a greater hold, the need for small, regional air freight companies should continue to expand, especially in smaller markets.

Industry Performance

The Air Freight industry is recovering from the global downturn during 2010. The industry transports mainly commercial cargo and is dependent on the level of international trade between countries as well as the transport of time-sensitive freight and mail. During the global downturn of 2008 and 2009, demand for all goods and services weakened around the world. This led to a fall in production activity in manufacturing giants such as China, and hence a drop in the quantity of goods traded. Overall, demand for airfreight declined considerably because of poor economic conditions. However, companies around the globe replenishing their stock in the current year have created a rise in demand for cargo. This will support the industry, with moderate revenue and profit improvements projected.

Total industry revenue declined at an annualized rate of 3.1 percent over the five years through December 2010. The main reason for this contraction is the extremely poor performance during 2009. Many manufacturers cut production worldwide while retailers reduced orders. This led to a negative shift in trade volumes between countries and domestically. Total freight tonnage declined by 7.1 percent during the year, and due to the combination of plummeting prices and the appreciation of the U.S. dollar, revenue fell by 22.5 percent. Since then, businesses across the world have increased demand for stock and cargo. Some 39 million tons of cargo are estimated to have been transported during 2010, which is 3.2 percent higher compared to the year prior. Industry revenue is estimated to have increased by 7.8 percent in the current year, mainly supported by a rise in demand. The improvement in industry conditions will be slow as the global economy takes a cautious approach to recovery.

Prior to 2008, industry takings increased each year after 2004, supported by strong economic growth in developing countries. However, demand for airfreight began to level off during 2008, when extremely high fuel prices resulted in higher airfares and demand for international trade weakened. The United States is estimated to have entered a recession during the same year, which led to fewer imports of durable goods and a ripple effect to countries that produce them, such as China, Japan and others. Demand from the European Union trickled off as well, as recession gripped most developed countries in the region. The quantity of freight transported declined by 2.2 percent during 2008.

Cargo airlines saw a light at the end of the tunnel in 2010 as profit finally improved away from the red zone, although averaging only 3.1 percent of revenue. The industry recorded losses during 2008 and 2009, due to skyrocketing oil prices and a sharp fall in demand. Companies had to cut prices in order to attract customers, which put downward pressure on income. Average earnings improved in the current year, as most companies cut capacity in 2009 and took on restructuring which improved cost management. Profitability is different across regions; operators that experienced the highest earnings were in the regions where demand for freight is still high while capacity is low. This included developing countries in Asia and Eastern Europe, where airlines are usually government owned and monopolies.

The number of establishments worldwide in the Air Freight industry is down from 9,428 in 2005 to 9,385 in 2010. This represents an annualized decline of 0.1 percent. The drop in industry establishments is in line with high barriers of entry to the industry, and declining conditions in the developed part of the world. Establishment growth declined in developed countries due to consolidation and overcapacity. However, higher manufacturing and service capabilities from developing countries, such as China, India and Eastern Europe, helped offset most of the drop in participating over the past five years. IBISWorld® estimates that the large establishments in North America and Europe contribute significantly more per employee to the industry than other regions. This is because entities in these regions can command better economies of scale through better infrastructure, cost effective purchasing of equipment and greater utilization of technology as compared to developing regions.

Products & Services

The largest product segment within the industry is scheduled air freight transportation, which is responsible for 66 percent of industry revenue. This segment provides air transportation of cargo on both freighter and passenger aircraft over regular routes and regular schedules. Firms in this service segment also operate flights even when the aircraft is only partially loaded, and includes the transportation of mail that is part of the USPS national postal system. The USPS system leases 15,000 of the approximately 25,000 scheduled passenger flights each day. The main cargo airlines in this segment are divisions or subsidiaries of national passenger airlines, and tend to use new recently built or converted aircraft (passenger to freight) to carry their cargo. Other airlines tend to use older planes usually converted from passenger aircraft sold by first-tier carriers. The air transport industry carries many forms of cargo such as fresh produce or perishable goods, hazardous goods, and livestock. Within the scheduled freight and non-scheduled chartered air transportation sector, freight carriers in these product segments do not provide door-to-door service. Instead, they provide only air transport from an airport near the cargo's origin to an airport near the cargo's destination.

The non-scheduled chartered freight air transportation accounts for 23 percent of overall industry revenue. Companies in this segment provide air transportation with no regular routes or schedules. Charter services are usually negotiated through contract arrangements and while it may be unscheduled, the frequency of service may occur more than once a month. An example of such an activity would be the Formula One Grand Prix when teams hire aircraft to transport their cars and equipment to racing venues. Consumers charter an aircraft for a variety of reasons. These include transporting cargo to remote locations not serviced by scheduled airlines, air infrastructure such as landing strips not suiting scheduled airlines, and transporting cargo for aid and to restricted access areas.

The final segment within this industry is integrated services freight air transportation. This service segment represents around 11 percent of industry revenue. Companies in this sector provide door-to-door air cargo transport services at premium rates compared to airlines. Cargo transported by these providers is usually urgent with tight deadlines and have strict penalty clauses if the cargo is delayed. Fresh and perishable goods are also transported using these providers to ensure that it reaches the market on time and that the quality of the products is preserved. Companies that provide door-to-door delivery of parcels either across town or across the continent classify under the Couriers and Messengers industry.

Market Size

During 2010, the Air Freight industry recovered from a significant contraction in the prior two years. The oil price shock in 2008 seriously downgraded industry profitability, and extremely weak demand conditions caused revenue to fall in 2009. Over the current year, sales increased by an estimated 7.8 percent as demand improved. Industry revenue is estimated at $51.1 billion in 20 I0, representing an annualized decline of 3.1 percent. The five-year downward trend is due to a 22.5 percent drop in sales during 2009, which was the worst year for air transport in decades.

IBIS World estimates that there are 9,385 establishments operated by 2,463 enterprises in the Air Freight industry, with average revenue per establishment around $5.5 billion. Establishment numbers fell at a moderate 0.1 percent per annum, due to a significant decline in industry conditions in the developed world.

Developments in the air transportation industries in Asia and the Middle East were strong, which offset most but not all of the contraction in North America, Japan, and Europe. Employment declined by 1.5 percent per annum, with a 12.1 percent contraction in 2009.

IBISWorld projects that it will not take long for the industry to recover. During 2011, sales will by higher by 9.5 percent, and continue to grow over the next five years. A recovery in global economic conditions and continual capacity expansions in developing countries will help bring the higher sales. New fuelefficient aircraft will also contribute to the expanding landscape of airfreight, while an anticipated increase in environmental responsibilities of airlines may restrict some growth in the number of routes and flights offered.

Demand Determinants

Demand for air freight is dependent on macroeconomic factors which influence the movement of merchandise goods within a region, country, and internationally between countries. These economic drivers include: consumer and business sentiment, individual and household income, consumer spending, consumption expenditure, and the level of manufacturing and wholesaling activity in an area.

Other factors that influence air freight demand include: competition from other transport modes, availability of routes, and the value-versus-time trade-off. The transportation of freight via air is more expensive compared to road, rail, and ship. Therefore, the price of these services is a demand determinant. The value-versustime trade-off comes into effect when some customers are willing to pay more to transport goods more quickly than can be done through other transport modes. However, as some routes are not covered by airfreight providers, the industry can be restricted in certain markets. Between continents, the Air Freight industry can only compete with ships. The value-versus-time trade off is of most concern in these cases, when the time of delivery is significantly different between competing providers.

Competition

The Air Freight industry has a medium level of competition due to the high initial investment costs, landing, parking, and airspace rights, and the frequency of service. Government aid and regulations on foreign ownership in regards to national air carriers reduce the level of competition within the domestic market (as countries exercise their sovereign rights), and the international market as networks can only be established through co-operation with other governments. Ownership and control issues are obstacles to new entries and competition in this sector. The industry also faces strong competition from substitutes such as rail and truck transportation.

Internal Competition -Price is a competitive advantage. Competition between airlines has resulted in lower prices and an increased range and quality of services. Some airlines, due to the favorable exchange rates, may be able to offer a lower price than other airlines. In addition, the use of the Internet to reach the customer has also been a successful competitive strategy deployed by most airlines. The internet is used for bookings and payments as well as cargo tracking services, which reduce costs for both the supplier and consumer.

Larger freight companies that have a bigger fleet and brand recognition will be able to gain a higher market share. This is because they can offer their services at a lower cost or even charge a premium for services to areas that are not provided by other carriers. Market access is however determined by air freedom rights. International alliances between domestic and foreign carriers, such as marketing and code sharing arrangements, have significantly increased competition in international markets. Through code sharing arrangements, foreign carriers can obtain access to destinations in which they would otherwise not be able to access. Air cargo usually needs to be transported quickly. An operator that can provide the service on time every time is likely to win and retain customers. Carriers are constantly trying to secure long term contracts to ensure a constant stream of revenue. Contracts are usually awarded to reliable carriers who have previously won awards and recognition from the industry. Singapore Airlines Cargo's ability to secure contracts from Nokia and Formula One is a testament to this. Contracts are usually awarded for at least a year and could have a material impact on revenue.

Companies that are part of an association (such as Cargo 2000 by lATA) are likely to gain greater credibility from the public and have access to best practice, standards and the latest developments that can set themselves ahead of competitors. Airline cargo operators also face competition from integrated services operators (firms that provide door-to-door services). Companies like FedEx and DHL have an extensive ground network to complement their air infrastructure, which enables them to provide an even more efficient service, often at higher prices.

External Competition -The industry is also affected by substitutes such as road, rail, and water transportation. These forms of transportation are favored for commodities that are bulky and of lower value. During the latter part of the current performance period, the demand for rail and water transportation soared due to the high demand for primary commodities such as coal, copper and metal. An increase in crude oil prices will also make rail and water transportation more cost effective for importers and exporters transporting goods.

[Add main competitors and market shares] Use different industry with: UPS, Fed-Ex, etc.

Regulation

The Air Freight industry is heavily regulated. Standards and regulations are set by both national government authorities and industry associations. The majority of government regulations in the United States are enforced by the U.S. Department of Transport, and this is similar in each foreign country. In addition, global air travel is governed through bilateral air service agreements, which generally restrict market freedom in the industry, and controls where airlines can operate, what they can charge, and when they can fly. There are around 3,500 bilateral air service agreements in place in the world. Over time, passenger air travel has become more liberalized, with the Western world leading the change. However, regulation and government policy remain stringent in developing and underdeveloped countries, particularly smaller ones. The International Air Cargo Association (TIACA) is a not-far-profit trade association for the air cargo industry which acts to help improve trade between developing and developed economies.

Safety, security, and environment standards for this industry are enforced under the International Civil Aviation Organization (lCAO). Recommended practices have been revised and reinforced by the International Air Transportation Association (lATA) recommendation 1630 -Cargo Security. The lATA is an organization of international airlines involved in all aspects of airline operations. Most non-government discussions within the industry occur under IAT A auspices. Cargo 2000 is the latest development by lATA, bringing together 25 major airlines and freight forwarders to implement a new quality management system for the worldwide air cargo industry. The objective is to implement processes, supported by quality standards that are measurable and quantifiable, thereby improving the efficacy of air cargo logistics, customer service, and operational costs.

Price fixing and collusion in the Air Freight industry, while uncommon, is an issue. Regulations regarding price fixing are handled by the home country of the air freight operator. In August 2007, British Airways and Korean Airlines agreed to plead guilty to price fixing passenger and cargo flights to and from the United States and paid a total of $600 million in fines. British Airways was also fined separately for admitting to collusion over fuel surcharges on tickets. Antitrust investigations are being conducted for Virgin Atlantic of Britain and Lufthansa Airlines of Germany.

Industry Outlook

The Global Logistics -Air Freight industry is expected to experience rapid growth over the next five years. Demand for cargo is likely to pick up in 2011 as world economies experience faster growth and demand for consumer goods returns. Manufacturing output in China and other Asian countries is anticipated to increase during the year as well, which will contribute to growth in freight tones transported in 2011. Freight service providers should also increase the average fare for their service, which will also add value to sales. Demand for merchandise goods is likely to increase considerably in the developing world as well as continue to grow across major economies.

During five years through 2015, industry revenue is expected to rise from $51.1 billion to $61.7 billion. This represents an annualized increase in revenue of 3.8 percent. The revenue forecast is based on expected solid growth rates in worldwide real GDP, continued demand for high-end time-sensitive goods such as IT products, stable crude oil prices over the next five years and growth in the civil commercial aircraft manufacturing industry.

Following slow growth in 20 10, economic activity from the Asia Pacific region will help the industry achieve revenue growth. During 2011, industry sales are projected to be up by 9.5 percent, largely due to a sharp contraction in the year prior. Higher realized prices and increasing freight ton volumes transported will help achieve this. Over the remainder of the five-year outlook, as globalization increases, the industry will become an essential element for the sourcing, manufacturing, assembling and distribution of goods for individuals and businesses around the world. Revenue growth in each region will depend on economic growth in that country and the ability to expand operations locally and internationally. Countries with poor existing route networks and strong economic growth are likely to experience the most growth in the next five years. This is not true for the developed world as they have little room to expand on their operations.

Demand for high-end time-sensitive goods is growing, including luxury goods and mobile phones. Many manufacturers utilize air transport to ensure that their products reach their customers on time. The trend is also backed by the development of global electronic commerce and manufacturing trends such as just-in-time delivery, which requires materials to be shipped rapidly. The IT industry uses air cargo to transport products such as computer components, mobile phones, semiconductors and telecommunication equipment. Demand for these products should be strong over the next five years. At the same time, increasing demand for perishable items such as exotic fruits and vegetables (due to higher disposable income) is also likely to push revenue higher. As such, the (express) integrated services freight transport segment is expected to grow at a solid rate over the next five years.

IBISWorld estimates that crude oil prices will grow over the next five years, but at a stable and sustainable rate. Oil production is expected to increase in response to the high amounts of capital investment and exploration activity that occurred over the last few years. This will result in easing of the supply-demand vacuum and more room to move with prices. However, demand for oil will recover from 2011 onwards, which will provide further support to oil prices. Overall, the industry is expected to take advantage of historically low prices in 2009 by hedging for the next few years, while still raising service prices.

Aircraft manufacturing centered on the production of more fuel-efficient aircraft in the past few years will likely result in more flights offered by the industry. With savings made on operations costs of running a plane, companies can increase capacity and improve their networks. Over the next five years, similar to passenger planes, major airlines are expected to invest in new efficient freighter aircraft to gain a competitive advantage or keep up with competition.

Industry profitability is likely to improve over the next five years, compared to 2008 and 2009. However, it will not be smooth sailing. Cargo airlines experienced overcapacity in 2009, and will require some restructuring in order for this problem to be overcome. At the same time, oil prices will be on the rise over the next few years, albeit steadily, putting downward pressure on earnings.

An additional cost to nearly all industries in the next decade or more will be the cost of greenhouse gas emissions. Governments around the world agree that carbon dioxide emission will need to subside in order to deal with the problem of climate change. This is particularly challenging for industries that use vast quantities of oil and gas. The air transportation industry will have to integrate the cost of staying green into their financial statements, the value of which is set to grow over the next five years. Many countries will probably offer assistance for these costs, which will ease some of the pressures on the bottom line.

The Global Logistics Air Freight industry is maturing, however, this is not true for every region in the world. While developed countries are struggling to find more places to expand their networks, some countries such as China are experiencing rapid developments in their air transportation industries. Overall, IBISWorld believes that the number of establishments will increase marginally over the forecast period. Establishment numbers are predicted to increase from 9,385 in 2010 to 9,496 in 2015, growing at 0.2 percent per annum. The increase in establishment numbers will come from developing regions such as North Asia, Africa, the Middle East, India and Central Asia who are building better airport infrastructure to cater for the export and import of goods.

With establishments increasing, employment numbers will follow suit. Employment is predicted to increase by 0.5 percent per annum, which is a more favorable rate of growth compared to the previous five years. Companies are estimated to have slashed workers considerably during 2009, and will have to make up for the actual labor required to run operations when times are better. Wages are also expected to increase, rising by an annualized rate of 0.5 percent over the next five years due to the increase in production employment and workers and the re-introduction of bonuses. These bonuses were put on hold when airlines were restructured during the past five years, especially in the North America region.

Sources:

IB1SWorid Global Logistics Air Freight; December 2010

Alpine Air Express, Inc.

Financial Review

The following section reviews the Company’s historical audited financial statements, for fiscal years 2006 through 2010 ended October 31 and internally generated financial statements for the five months ended March 31, 2011 and 2010. The financial performance of Alpine Air remained relatively constant over the period examined.

Exhibit 1 presents the historical income statements of the Company for FY2006 through FY2010; Exhibit 2 reflects FY2006-10 income statement data as percent of sales; and Exhibit 3 reflects annual income statement item growth rates. Exhibit 4 provides interim income statements for the five-months ended March 31, 2011 and 2010, while Exhibit 5 presents an income statement for the trailing twelve months (“TTM) ended March 31, 2011. The Company’s balance sheet data as of October 31, 2006 through 2010 is presented in Exhibit 6 and Exhibit 7 presents a common sized balance sheet where balance sheet items are expressed as a percent of total assets. Exhibit 8 displays balance sheets as of March 31, 2011 and 2010. Selected financial ratios are presented for the Company for 2006-10 period in Exhibit 9.

Income Statements

Revenue during the period 2006-10 remained fairly constant after minor fluctuations in FY2007 and FY2008.

	2006	2007	2008	2009	2010	5 Year Average
Revenue	20,156,657	18,380,301	19,840,376	20,464,409	20,118,724	19,792,093
Growth	--	(8.8%)	7.9%	3.1%	(1.7%)	(0.0%)

Cost of revenue fluctuated in gross amounts each year reflecting a slight decrease from FY2006 to FY2010, resulting in a compound annual growth rate of (2.7 percent). Cost of revenue as a percent of revenue ranged from 67.8 percent in FY 2007 to 82.6 percent in 2008, averaging 75.2 percent for the period. The table below illustrates how Alpine Air’s cost of revenue as a percent of revenue fluctuated over the period and provides the concept’s growth rates.  (see Exhibit 2.)

	2006	2007	2008	2009	2010	’06 – ’10 Average
Cost of Revenue	15,768,378	12,468,243	16,378,631	15,733,309	14,149,394	14,899,591
Cost Margin	78.2%	67.8%	82.6%	76.9%	70.3%	75.2%
Growth Rate	--	(20.9%)	31.4%	(3.9%)	(10.1%)	(2.7%)

The resulting gross profit fluctuated over the period between $3.5 million and $6.0 million. In relative terms, gross margin fluctuated between 17.4 percent in FY2008 and 32.2 percent in FY2007, averaging 24.8 percent for the FY2006-10 period. Gross profit increased at a Compound Annual Growth Rate (CAGR) of

8.0 percent over the period. The fluctuation in gross margin that occurs in FY2007 and FY2008 corresponds to relative fluctuations in cost of revenue that occurred; FY2007 being relatively lower in cost of revenue and FY2008 being relatively higher in cost than typical.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Gross Profit	4,388,279	5,912,058	3,461,745	4,731,100	5,969,330	4,892,502
Gross Margin	21.8%	32.2%	17.4%	23.1%	29.7%	24.8%
Growth Rate	--	34.7%	(41.4%)	36.7%	26.2%	8.0%

Operating expenses fluctuated over the over the period exhibiting an increasing trend. Operating expenses increased at a CAGR of 6.4 percent as the table below illustrates.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Operating Expenses	1,551,211	1,813,018	1,525,241	2,180,645	1,989,749	1,811,973
Expense Margin	7.7%	9.9%	7.7%	10.7%	9.9%	9.2%
Growth Rate	--	16.9%	(15.9%)	43.0%	(8.8%)	6.4%

The Company realized operating income in each year examined ranging from $1.9 million in FY2008 to $4.1 million in FY2007, averaging $3.1 million for the period. Operating income increased at a CAGR of 8.8 percent. The drop in FY2008 is the result of a spike in cost of revenue. Likewise the high in FY2007 is a consequence of lower than normal cost of revenue. Alpine Air’s operating margin fluctuated significantly from year to year, averaging 15.7 percent for the period.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Operating Income	2,837,068	4,099,040	1,936,504	2,550,455	3,979,581	3,080,530
Operating Margin	14.1%	22.3%	9.8%	12.5%	19.8%	15.7%
Growth Rate	--	44.5%	(52.8%)	31.7%	56.0%	8.8%

Other Income (Expenses) was negative in each year examined and generally exhibited an increasing trend the deficit increased from 2006 to 2010 at a CAGR of 62.6 percent. The two largest components of the category are interest expense which is partially offset by the gain on sale of assets.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Other Income (Expense)	(68,473)	(180,856)	(125,391)	(921,444)	(478,944)	(355,022)
Other Margin	(0.3%)	(1.0%)	(0.6%)	(4.5%)	(2.4%)	(1.8%)
Growth Rate	--	164.1%	(30.7%)	634.9%	(48.0%)	62.6%

Alpine Air recognized net income in each of the five years examined. Net margin ranged from a low of 5.5 percent in 2009 to a high of 17.2 percent in 2007, averaging 9.5 percent for the five years. The CAGR for Alpine Air’s net income was 3.0 percent for the period.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Net Income	1,711,215	3,156,548	1,376,301	1,120,011	1,925,637	1,857,942
Net Margin	8.5%	17.2%	6.9%	5.5%	9.6%	9.5%
Growth Rate	--	84.5%	(56.4%)	(18.6%)	71.9%	3.0%

HVA made the following adjustment to net income: gains from the sale of assets were subtracted. This has been done to get a sense of the Company’s earning capacity without non-operating items or extraordinary income or charges.  The Company’s adjusted net income, adjusted net margin and growth rate are presented below.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Adjusted Net Income	1,346,741	2,182,565	813,124	1,009,424	1,905,509	1,451,473
Adjusted Net Margin	6.7%	11.9%	4.1%	4.9%	9.5%	7.4%
Growth Rate	--	62.1%	(62.7%)	24.1%	88.8%	9.1%

Profitability

Alpine Air’s profitability as measured by return on assets and return on equity, both adjusted and not adjusted, was relatively stable from over the period with the exception of 2007 when cost of revenue experienced a significant decrease resulting in higher profits.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Return on Assets	7.5%	13.4%	5.4%	4.2%	6.9%	7.5%
Adjusted Return on Assets	5.9%	9.2%	3.2%	3.8%	6.9%	5.8%

Return on Equity	43.2%	50.8%	23.2%	17.1%	24.0%	31.7%
Adjusted Return on Equity	34.0%	35.1%	13.7%	15.4%	23.8%	24.4%

EBITDA

The Company’s adjusted EBITDA ranged from $4.0 million in 2008 to $7.3 million in 2010, averaging $5.6 million. On a relative basis, the EBITDA margin fluctuated between 20.2 percent and 36.3 percent, while averaging 28.1 percent. Alpine Air’s EBITDA CAGR was 11.2 percent for the five years examined.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Adjusted EBITDA	4,779,922	5,985,533	4,015,698	5,689,830	7,309,006	5,555,998
Adj. EBITDA Margin	23.7%	32.6%	20.2%	27.8%	36.3%	28.1%
Growth Rate	--	25.2%	(32.9%)	41.7%	28.5%	11.2%

Turnover Ratios

Turnover ratios measure the efficiency of Alpine Air’s operations by expressing the relationship of one financial item to another. For example, the total asset turnover ratio is express as sales/total assets, which tells the reader how effectively Alpine Air’s assets create revenue; the greater the ratio, the more efficiently the firm’s assets are utilized. The table below presents several turnover ratios that are typically used in financial analysis.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Sales/Receivables (x)	11.1	9.2	8.8	13.9	12.6	11.1
Sales/Net Fixed Assets (x)	1.2	1.1	1.0	1.0	0.9	1.0
Sales/Total Assets (x)	0.9	0.8	0.8	0.8	0.7	0.8
Cost of Revenue/Inventory (x)	11.1	9.0	9.1	8.5	7.4	9.0

Financial Risk & Liquidity

Alpine Air’s leverage was significant over the period, the largest component of debt being long-term debt related to aircraft financing. Overall, the Company was more leveraged than its industry group peers (discussed in the following pages) but as the table below shows, were not cause for alarm.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Total Debt/Total Assets	30.0%	30.6%	38.5%	36.7%	30.8%	33.3%
Long-Term Debt/Equity	135.5%	96.1%	131.9%	116.5%	90.9%	114.2%
Total Liabilities/Total Assets	49.5%	38.6%	46.9%	47.3%	44.3%	45.3%

The Company’s liquidity, as measured by the current ratio and quick ratio, remained relatively stable and demonstrated that its current assets were sufficient to meet its current liabilities. Alpine Air’s interest coverage ratio, an indicator of Alpine Air’s debt servicing capability, was relatively strong over the five years.

	2006	2007	2008	2009	2010	’06 – ’10 Average
Current Ratio	1.2	1.8	1.5	1.2	1.7	1.5
Quick Ratio	0.6	1.1	0.7	0.6	0.9	0.8
Interest Coverage	4.2	6.6	2.9	3.0	4.3	4.2

In summary, the Company’s performance was relatively stable and profitable over the period.  The Company does carry significant debt, which is not unusual in this industry, but is not overly leveraged in HVA’s opinion. Alpine Air’s financial risk is relatively low and not cause for concern at present.  Its current and quick ratios indicate that the Company’s liquidity is acceptable.  Alpine Air’s interest coverage ratio shows that the Company has the ability to cover its debt financing obligations.

Estimates Of Value

Overview

Four widely recognized approaches were considered to estimate the fair value of Alpine Air's common equity as of March 31, 2011: book value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits).

As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, however, the nature of the security being valued and the expected income ofthe Company must be discussed.

Nature of the Security

The value of a security is influenced by many of its characteristics, including control and marketability.

Control: The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. This report determines the value of the Company on a controlling interest basis (fair value). Thus, a control premium is applied to estimates of value derived on a non-controlling interest basis such as the guideline public company method associated with the market approach, as well as the discounted cash flow analysis associated with the income approach.

Marketability: The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. There are, however, certain marketability differences between Alpine Air's securities and publicly traded securities. An owner of publicly traded securities can know at all times the market value of his holding. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

While Alpine Air is a publicly traded stock, its trading volume is very small; it does not have a research following, and has few, small market makers. As a result, it is less liquid than larger well known companies. Liquidating a position in the Company could still be a more costly and time consuming process than liquidating stock in publicly traded firms with more active trading. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of Alpine Air's securities to reflect this limited marketability.

Discount for Lack of Marketability

General Concepts

The discount for lack of marketability is distinct from the discount for lack of control, and is applied sequentially. The marketability discount is that discount necessary to generate a sufficient increment in return to the holder of a minority interest of an entity's closely-held shares to induce the purchaser to make this particular investment, rather than an alternative investment identical in all respects save marketability. The discount reflects the marketability differences between closely held securities and publicly traded securities. Owners of publicly traded securities can know at all times the market value of their holdings. They can sell those holdings on virtually a moment's notice and receive cash, net of brokerage fees, within three working days. Because closely held securities lack the inherent liquidity of traded securities, and are less attractive for investment purposes, it is accepted valuation practice to discount the value to reflect this disparity.

In determining the appropriate discount to apply to the subject securities, we have analyzed empirical evidence of observed discounts in transactions involving shares of publicly traded companies that are restricted from being freely traded in the markets. Information with regard to discounts for lack of marketability is generally derived from private placements of securities restricted under Rule 144 (known as "letter stock") in which the private placement price is compared to the freely traded price of the stock. Letter stock is the same in all respects as its freely traded counterparts except with respect to marketability, since Rule 144 effectively restricts the marketability of unregistered securities by limiting the holder from selling the securities in public markets for one or two years, unless it is registered or sold through a private placement. Such securities are sold in private placements at a discount from the freely traded market price due to the restrictions imposed by statute. This discount reflects the risk that the underlying value of the stock will change in a way that, in the absence of restrictions, would have prompted a decision to sell, and the risk that the contemplated means of disposing the stock may not materialize.

Prior Studies

Numerous studies have been conducted which provide empirical evidence on the magnitude of discounts reflecting the lack of marketability of restricted or closely held securities. In 1971, the U.S. Securities and Exchange Commission (SEC) published a study on sales of restricted stock showing that letter stock trades at a discount to its free-trading counterparts. The overall mean and median discounts for restricted common stock sold between January 1, 1966 and June 30, 1969 were approximately 26 percent. For non-reporting OTe companies, which are more likely to resemble closely held companies, the mean and median discounts were approximately 33 percent. This study formed the basis for Revenue Ruling 77-287 which provides guidance for determining discounts for lack of marketability and states that: (1) no automatic formula could be used to determine discounts for lack of marketability, (2) generally such discounts were related to both the sales and the earnings of the issuing company, (3) such discounts generally were a function of the trading market for the equivalent actively traded stock, and (4) discounts are related to resale provisions. In general, discounts were lower for companies with relatively higher revenues and higher earnings, companies traded on the New York and American stock exchanges (versus OTC companies) and for those securities with resale provisions that essentially enhance the marketability of the securities.

Other studies involving the prices of restricted stock versus their freely traded counterparts include a study by Milton Gelman published in 1972 in which he found that the mean and median discounts were approximately 33 percent for 89 transactions of restricted stock between 1968 and 1970. Robert Trout published a similar study of letter stocks purchased by mutual funds between 1968 and 1970 and also found an average discount of approximately 33 percent. In 1972, Robert Moroney presented the results of a study of prices paid for restricted stock by 10 registered investment companies reflecting 146 transactions. The average discount for the 146 transactions was 36 percent and the median discount was 33 percent. J. Michael Maher compared prices paid for restricted stocks with the market prices of their freely traded counterparts and found the mean discount for transactions between 1969 and 1973 to be 35 percent. Standard Research Consultants conducted a study of 28 private placements of restricted stock from October 1978 through June 1982, with discounts ranging from seven to 91 percent and a median discount of 45 percent. Willamette Management Associates, Inc. analyzed 33 private placements of restricted stocks for the period from January 1981 through May 1984 and found a median discount of 33 percent and a mean discount of 31 percent. Finally, Management Planning, Inc. conducted a study of private placements of restricted stock between 1980 and 1990 and found discounts ranging from one percent to 86 percent in 115 transactions. After eliminating transactions involving companies with revenues under $3.0 million and companies that were unprofitable, Management Planning's final group of 31 transactions indicated discounts ranging from three percent to 58 percent with a median of approximately 25 percent. The results of the various studies analyzing discounts of restricted shares of publicly traded companies are summarized below:

SEC Study Overall Median and Average	26%
SEC Study Non-reporting OTC Median and Average	33%
Gelman Study Average	33%
Trout Study Average	33%
Moroney Study Average	36%
Moroney Study Median	33%
Maher Study Average	35%
Standard Research Study Median	45%
Willamette Study Median	31%
Management Planning Study Median	25%

Overall these studies indicate discounts ranging from nil to 90 percent, with means and medians clustering near 35 percent. Several studies and an article by Robert Moroney, a well known valuation consultant and investor in minority interests, noted factors that influence the size of the discount. The primary factors cited indicate that discounts will generally be higher:

the lower the dividend yield

the weaker the growth prospects of the company or the industry influencing the prospects for realizing capital gains the less control, or swing value, of the block ofshares

the more burdensome the restrictions on stock transfer

without a "put" or buy-sell agreement to provide liquidity

the smaller the revenue size

the lower the earnings

the higher the earnings volatility

the larger the size of the block

the lower the stock's quality grade (if rated by Moody's Investor Services or Standard & Poor's)

if the stock market is in a "bear" market and the investing public is cautious or gloomy

Other studies examining the issue of the discount for lack of marketability are based on the study of discounts on sales ofclosely held company shares compared to prices of subsequent initial public offerings of the same company's shares. In 1981, John Emory began a series of studies analyzing the price relationship between private arm's-length stock transactions that occurred within five months of a company going public and the subsequent initial public offering price. The study was updated in 1985, 1989 and 1992. During an 18-month period, Emory analyzed all of the initial public offerings of common stock which Robert W. Baird, a large regional investment banking firm, participated in or had obtained offering prospectuses. In the latest study, private sales and transactions took place at a mean discount of 42 percent from the price at which the stock subsequently came to market. The range was from six percent to 94 percent, with a median of 40 percent. In the 1986 study the mean and median discounts were 43 percent, while in the 1981 study the mean discount was 60 percent, with a median discount of 66 percent.

Willamette Management Associates conducted a similar series of five studies on the price of private stock transactions relative to those of subsequent public offerings of stock of the same companies:

Time Period                Median Discount

1975-78                               49.6%

1979                                     62.9%

1980-83                                55.5%

1984                                     74.4%

1985                                     41.7%

The observed discounts that form the basis for the various studies on lack of marketability reflect transactions of securities where marketability, though limited, is probable. Unlike privately held stock, letter stock of publicly traded securities can be sold under registration, or under the "dribble provisions" of Rule 144, as well as to a third party on a private placement basis, and is therefore inherently more liquid than privately held securities. In addition, private placements of restricted stock will often include registration rights that will allow the shareholder to sell his shares in the market when the right is exercised. This enhances the marketability of the security relative to securities without registration rights (unless the size of the block limits its marketability), and influences the discount downward. Further, the Emory and Willamette studies, comparing the price relationship between private transactions and subsequent initial public offerings, almost certainly reflect the likelihood of marketability in the near future in the observed discounts. This would indicate that discounts should be higher for a security that has no marketability and little ifany chance of becoming marketable.

HVAStudy

Houlihan Valuation Advisors undertook its own study to analyze private placements of restricted stock in the period from 1980 through 1991. In our study, we identified 77 private placement transactions involving restricted stock of publicly traded companies. The discounts from the freely traded market prices of these securities vary significantly, ranging from a premium of six percent to a discount of 72 percent, with a median discount of 24 percent. In order to identify the key factors that influence the size of the discount we have listed the various companies which had private placements of restricted securities in order by revenue size, latest year's earnings, and the estimated time to liquidate under dribble provisions of Rule 144. In general, companies with larger revenues exhibited lower discounts, as indicated by the median discounts by quartile summarized as follows:

($ Millions) Median Quartile Revenue Size Discount

Quartile	($ Millions) Revenue Size	Median Discount
1st	$48 to $527	16%
2nd	$18 to $48	17%
3rd	$4 to $15	24%
4th	nil to $3	42%

The study also indicates that the discount is lower for companies with higher earnings, as indicated by the following median discounts by qua11ile:

Quartile	($ Millions) Earnings Level	Median Discount
1st	$1.4 to $31.7	13%
2nd	$0.5 to $1.3	21%
3rd	($2.0) to $0.4	41%
4th	($41.4) to ($2.2)	31%

The median discount for the fourth quartile is lower than for the third quartile due to the fact that sample companies with the greatest losses (lowest earnings) tend to be larger in terms of revenues. In addition to revenues, the discounts within a particular quartile will tend to vary with other factors such as the PIE ratio, and the estimated time required to liquidate the restricted stock, according to the dribble out provisions of Rule 144.

All things being equal, a higher PIE ratio will tend to influence the discount upward, indicating that more speculatively priced securities will tend to be given greater discounts. In addition, the discounts will tend to be higher the larger the size of the privately placed block relative to the trading volume. Under the dribble provisions of Rule 144, the shareholder of restricted stock, after a two-year mandatory holding period, is permitted to sell in public markets, during any threemonth period, the greater of (1) one percent of total public shares outstanding or (2) the average weekly public trading volume over the prior four weeks. Based on the size of each privately placed block of stock relative to the average trading volume and the total number of shares outstanding, we have estimated the time to liquidate each block following the two year mandatory holding period. The estimated time to liquidate indicates the following medians for each quartile:

Quartile	(Months) Estimated Liquidation Time	Median Discount
1st	42 to 172	34%
2nd	29 to 41	17%
3rd	10 to 28	30%
4th	2 to 9	18%

With the exception of the second quartile, the discounts tended to increase the longer the time to liquidate. This is intuitively obvious, since the greater the size of the block relative to trading volume the less liquid the security. However, due to the influence of other factors such as the size of revenue and earnings, the correlation is not strong. In addition to these factors and others discussed above, other factors that would weaken the correlation between the estimated time to liquidate and the size of the discount include the fact that most of the private placements were sold in several smaller blocks rather than one single block. In addition, a number of private placements provided for registration rights which, when exercised, allow the shareholder to sell his stock unrestricted in the public markets, which has influenced the discounts downward.

The observed discounts that form the basis of the various studies on lack of marketability reflect transactions of securities where there will be marketability when Rule 144 restrictions expire. Conversely, closely held minority equity interests generally have no imminent prospect for marketability and are therefore inherently less liquid. This would indicate that discounts should be higher for a closely held security that has no prospects for marketability for many years.

Changes in Regulations and their Impact on the Restricted Stock ofPubHcly Traded Companies

Rule 144A: In 1990, Rule 144A was adopted by the SEC. Rule 144A relaxed the SEC filing restrictions on private transactions. Under the rule, qualified institutional investors are allowed to trade unregistered securities among themselves without filing registration statements.

Impact of Rule 144A: As a result of Rule 144A, a limited market for restricted securities was created. Three studies that include data on transactions in restricted securities have been published since the adoption of Rule 144A in 1990, and before the reduction in Rule 144 stock holding periods (1997). The studies were conducted by Management Planning, Inc. (Analysis ofPrivate Sales ofRestricted Stocks of Public Companies: 1980-95), Lance Hall and Timothy Polacek (published in the 1994 issue of Estate Planning), and Bruce Johnson of Munroe, Park & Johnson, Inc. (published in Shannon Pratt's Business Valuation Update).

Kathryn Aschwald of Columbia Financial Advisors conducted an analysis of the above studies. The analysis of these transactions indicated that the exchange on which the issuing company's non-restricted stock is traded seemed to have an impact on the size of the discount, with the highest discounts generally seen for those issuing companies whose stock was traded on the OTC and Small Market Capitalization markets. The average discount for all 23 transactions was approximately 21 percent. The average discount for the eight transactions that involved restricted and/or unregistered securities was 26 percent. The average discount for those issuing companies whose stock was traded on the NASDAQ, OTC, and/or Small Market Capitalization markets was 23 percent. For all 23 transactions, the discounts ranged from 0.8 percent to 67.5 percent and the median was 14 percent.

These discounts are generally lower than the discounts recorded in the earlier studies noted above which generally indicated discounts of approximately 35 percent. Since the implementation of Rule 144A, there has been an increase in volume of privately placed stock. As a result, there are now more participants in the market for restricted stocks due to Rule 144A and, therefore, increased liquidity. This would tend to decrease discounts because higher liquidity results in less risk and thus a lower required rate of return. The lower discounts in this particular study may also reflect, to some degree, the market's anticipation of the SEC's change in the holding period from two years to one year, although there is no way to verify this. Since June 1995, the SEC proposed amendment to Rule 144 was published for public comment. Therefore, knowledgeable private placement and Rule 144A market participants were likely aware ofthe proposed changes.

Reduction in Holding Period: In 1997, the holding period requirements contained in Rule 144 were amended to pennit the resale of limited amounts of restricted securities by any person after a one-year holding period (rather than a two-year holding period as previously required). The amendment also permits unlimited resales of restricted securities held by non-affiliates of the issuer after a holding period of two years (rather than three years as previously required).

The amendment also applies to SEC Rule 145, which governs the resale of securities received in connection with reclassifications, mergers, consolidations and asset transfers. As a result, the holding period requirements of Rule 145 correspond to the amended holding periods for resales under Rule 144.

An updated restricted stock study was conducted by Columbia Financial Advisors in an attempt to identify the impact of the increased liquidity of restricted securities as a result in the reduction in holding period requirements which became effective April 29, 1997.

The study examined only private common equity placements over the period January 1, 1997, through December 31, 1998. The average discount indicated by this study was l3 percent. The range of discounts was zero percent to 30 percent and the median was nine percent.

These discounts are generally lower than the discounts of the earlier Columbia Financial Advisors' study, which indicated an overall average discount of 21 percent. The lower discounts in this study in all probability reflect the market's reaction to the SEC's change in the holding period from two years to one year. The reduction in the holding period exposes the owner of the restricted security to less investment risk, as it is less likely that the price would fall in a one year period versus a two year period.

Another indication of the market's recognition of the increased liquidity of restricted securities (and thus lower marketability discounts) can be found in the financial statements of Tetra Tech, Inc., a publicly traded environmental engineering firm. Tetra Tech, Inc. is active in industry acquisitions, typically using its unregistered stock (restricted) as part or all of the purchase consideration. In determining the value of securities issued in such transactions, Tetra Tech discounts the market value of its securities. Between February 1999 and March 2000, Tetra Tech reported thirteen acquisitions. In Tetra Tech's lOQ filing for the period ended April 2, 2000, the company explains how it determined the value ofthe restricted securities issued in the thirteen transactions:

"The Company values stock exchanged in acquisitions based on extended restriction periods and economic factors specific to the Company's circumstances. During fiscal 1999, stock exchanged in acquisitions was discounted by 15 percent. ,.

Studies Applicable for Privately Held Securities

Appraisers have often quoted the well known studies of restricted stock conducted prior to the Rule 144A amendment in 1990 in determining the appropriate discount for lack of marketability for privately held securities. These studies are still applicable for this purpose today.

Analysis of the post-1999 studies indicate that discounts for restricted stock of publicly traded companies have been declining since 1990 as the market (and liquidity) for these securities has increased due to Rule 144A and the shortening of restricted stock holding periods beginning April 29, 1997. While the studies conducted after 1990 are specifically relevant for determining the appropriate discounts for restricted securities of publicly traded companies, they are not relevant for purposes of determining discounts for lack of marketability for privately held stock. The post-1990 studies reflect the increased liquidity in the market for restricted securities. Such increased liquidity is not present in privately held securities.

Application to Alpine Air: Alpine Air is a public company that trades on the OTC market. Its trading volume is small and infrequent. In determining a discount for limited of marketability to apply in estimating the value of the Company's stock, the following factors have been considered which impact the marketability discount:

               * the Company is listed on the OTC market, which would tend to decrease the marketability discount

               * the Company's is being valued on a fair value basis, which would tend to decrease the marketability discount

               * the Company's net margin is relatively small, which would tend to increase the marketability discount

               * the Company has a significant degree of debt, which would tend to increase the marketability discount

All these factors suggest that a small marketability discount is appropriate in valuing a controlling interest in the Company. HVA as selected a marketability discount of 12.0 percent, which represents transaction fees related to selling a small company; they typically range from eight to 15 percent. These fees include, but are not limited to, business brokerage or M&A advisory fees, legal and accounting fees, any associated remediation fees. This discount will be used to adjust estimates of value that provide estimates on a marketable minority basis such as the capitalization of historical earning analysis associated with the income approach and guideline public company method ofthe market approach.

Control Premiums and Minority Discounts

The value of control depends on the shareholder's ability to exercise any or all of a variety of rights typically associated with control. Common prerogatives of control include:

               * Elect directors and appoint management

               * Determine management compensation and perquisites

               * Set policy and change the course of business

               * Acquire or liquidate assets

  * Select people with whom to do business and award contracts

             * Make acquisitions of other companies

             * Liquidate, dissolve, sell out, or recapitalize the company

             * Sell or acquire treasury shares

             * Register the company's stock for public offering

             * Declare and pay dividends

             * Change the articles of incorporation or bylaws

In reviewing the prerogatives of control, it is apparent that the owner of a controlling interest in a company enjoys some very valuable rights that the owner of a minority interest does not have. There are many factors, however, which may limit the ability of a majority owner to exercise those rights. Therefore, even if a shareholder or group of shareholders owns more than 50 percent of a company's stock, it may not have all of the benefits of control. In addition, minority owners may enjoy some significant rights through their ability to cast important swing votes. It is therefore not enough to say that a control value is appropriate for any ownership of more than 50 percent, nor is an interest of less than 50 percent always valued strictly as a minority interest. The extent of control premium or minority discount in a given situation is often a matter of degree. Factors that affect the degree of control that can be exercised include the following:

* Cumulative versus noncumulative voting

* Contractual restrictions

* Effects of regulation, including state statutes

* Financial condition of the business

* Effects of distribution of ownership

Control Premium Studies: The thousands of daily transactions on stock exchanges are minority interest transactions. Each year, a controlling interest in a few hundred of these public companies is purchased. In almost all cases, the prices paid for the stock of these companies represent a premium over the market price at which the stock previously traded as a minority interest. Mergerstat Review publishes data on control premiums based on acquisition activity in the public markets. This source indicates that from 2005 to 2009, the average control premium paid has been approximately 42.5 percent and the median control premium has been approximately 29.6 percent (see Exhibit 10). It should be noted, however, that these premiums are based on a company's stock price shortly before the announcement date of a merger transaction. Because stock prices have a tendency to rise shortly before such transactions, the premiums may be understated. It should also be noted that a portion of the control premium may be related to other factors. For example, an acquiring company may pay a premium in order to acquire an important supplier of its raw materials.

Quantifying Control Premiums: The value of a control premium relates to the extent that the owners were able to exercise the prerogatives of control listed above as well as the ownership structure of the firm. Some potential adjustments that would affect the size ofthe control premium include:

* Size ofthe block being valued (absolute versus operating control)

* Actual dividends paid

* Quality and attractiveness of the company being valued

* Prerogatives of control available to the equity holders

* The degree of leverage

Application to Alpine Air: When valuing Alpine Air on a fair value basis, HVA has applied a control premium to estimates of value derived on a minority interest basis.

HVA has selected a control premium based on the Mergerstat data presented above of 35 percent. This control premium will be applied to the estimate of value derived from the capitalization of historical earnings related to the income approach and the public guideline company method associated with the market approach that yield an initial estimate of value on a marketable minority interest basis.

Transaction Value

Transaction value is the value at which shares ofthe Company were recently sold. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's-length (Le., that neither buyer nor seller was forced to deal, and both parties had adequate information and that the transaction was for reasonable consideration) then the value established in such a transaction would be difficult to contest.

SCS, Inc. Transaction

On February 23,2011, SCS, Inc. sold 1,512,964 shares to Alpine Air for exactly $150,000 representing a per share price of$0.99143. SCS's principal, Carl Smith, had previously acted as one of the Company's market makers. Given Mr. Smith's financial sophistication, the size ofthe transaction, the nature of his relationship to the Company (or lack thereof), HVA considers this transaction to be an arm's length transaction that provides utility in deriving an estimate of value for the equity of Alpine Air.

It should be mentioned however, the price of this transaction reflects a minority position with limited marketability. To derive an estimate of fair value using this data, HV A is required to apply a 35 percent control premium and a 12 percent marketability discount. The premiums and discounts are multiplicative and applied sequentially in the formula below to calculate the fair value per share:

Fair Value =Fair Market Value x Control Premium x Discount for Lack of Marketability

FV = $0.99143 x (1+35%) x (1-12%)

FV $0.11778

Applying this share price to the Company's 34,475,857 outstanding common shares results in an estimate of value of $4,060,566 on a fair value basis. This value will be considered and weighted in deriving a final estimate of value for Alpine Air as of March 31, 2011.

APNX 90-Day Trading History

Alpine Air stock trades on the OTC market under the APNX ticker. Its trading can be characterized as sporadic and thin. Exhibit 11 shows the trading volume that HV A was able to obtain from Google from January 2, 2011, to March 31, 2011. According to this data, some 1,293,275 shares were sold at value of approximately $140,760 representing a weighted average share price of $0.1 088. The indicated market capitalization of the Company as of March 31, 2011, on a minority basis based on 34,475,857 shares outstanding was $3,792,344. When a control premium of 35 percent and a marketability discount of 12 percent are applied to this estimate of value, a fair value estimate (controlling interest basis) of $4,505,305 or $0.1307 per share is derived. This estimate will be used to determine the value of Alpine Air's common stock as ofMarch 31, 2011.

Income Value

The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to inure to the stockholders. This is accomplished by forecasting the firm's future income stream and the disposition of such and discounting it at a rate commensurate with the risk to which it is exposed.

The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain, income might be less than expected and/or income might materialize later than expected, this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's stock, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below:

• Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

•

A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

•

On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

Thus, it is possible to estimate an "objective" valuation of a company based on a discount rate derived from the market.

Exhibit 12 identifies and quantifies the various components of the discount rate. As can be seen, the rate of return required on "large company" publicly traded common stocks is approximately 6.7 percent above the prevailing risk-free rate (or 11.2 percent, assuming a risk-free rate of return, as represented by the proxy yield for the 20 Year Treasury Bond rate). The next premium an investor would require from his holding of a minority interest in the Company's common stock corresponds to a size premium, which can be obtained from looking at Ibbotson's 10th smallest decile size premium, which corresponds to companies with a market capitalization between $1.22 million and $235.6 million and is estimated to be 6.36 percent. This size premium reflects the additional return investors require due to the inherent risks associated with smaller companies over time. An industry specific premium or discount is applied next; in this case Ibbotson estimates that Scheduled Air Transportation, Schedule, and Air Courier Services (SIC Code 451 x) are valued at a discount of 0.55 percent (that is, investors will accept a return that is 0.55 percent lower than the average yield available in the stock market).

Finally, company-specific risks are applied. HVA did not identify any issues in the industry and economic overviews that require addressing here. In the case of Alpine Air, a 2.0 percent risk premium was applied to account for Alpine Air's significant leverage and a 3.5 percent risk premium was applied to acknowledge the Company's significant client concentration with USPS and UPS. The result is a discount rate of 23.6 percent and a capitalization rate of 20.6 percent. The capitalization rate equals the discount rate minus the long-term growth rate of 3.0 percent.

Normalization of Earnings

The reported net income of a typical firm may be subject to random fluctuations as well as external and internal shocks. In such cases, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to which to apply the market value approach.

Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist.

In the case of Alpine Air, the only adjustment made to the historical income statements in Exhibit 1 was to subtract the gain from sale of assets. This was done to identify the earnings capacity ofthe Company based solely on its operations.

The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings. Several procedures are used to normalize and project earnings. These approaches include: statistical trend line and logarithmic analysis of past earnings (regression analysis), past net margins applied to statistically derived sales estimates and income statement projections. However, In the case of Alpine Air, no extraordinary events occurred that required normalization.

Past Averages: A method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to sales forecasts to derive net income forecasts. The rationale is that sales tend to be more stable than net income.

Since Company management has not created multiyear financial projections, and has characterized Alpine Air's operations as stable and unlikely to change significantly, HV A has capitalized the TIM March 31, 20 II, adjusted net income of $1,927,420. Alpine Air's last four Form 10K statements support the position that the Company has reached a "steady state" of operations.

Company Projections: Alpine Air's management did not prepare or present financial projections for this valuation.

Income Value Estimate: The income valuation model used is based on the assumption that the Company's cash flow is retained in total, and that dividend payments are deferred until a specified year when the Company begins paying all of its cash flow out as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the Company's internally financed growth ceases. In the absence of new external financing, the Company reaches a "steady state" and cash flow remains constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the company actually behaves this way, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being determined is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

To that end, if it is assumed that all of Alpine Air's future net cash flow will be available to be paid out as dividends to shareholders from the valuation date forward, and if it is further assumed that cash flow will grow at a compound annual rate of 3.0 percent from the TTM level at March 31, 2011, an income value estimate of the common stock of the Company as of March 31, 20 11, of $6,365,541 is derived after applying a 35.0 percent control premium, a 12.0 percent marketability discount, and subtracting $6,736,960 of the Company's Preferred Stock (see Exhibit 5). This figure will be considered in arriving at a final estimate of the fair value ofthe Company as ofthat date.

Book Value

The book value of a company's assets reflects their depreciated historical cost, rather than their fair market value. As such, book value normally bears only a tenuous relationship to the market value of a company. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of Alpine Air as of March 31, 2011, was $8.6 million (see Exhibit 8).

Net Asset Value

A common alternative measure to book value is the net asset value of a company.

A quitting concern concept, net asset value is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what its assets could be sold for (net of liabilities), but is rather a function of how they can be utilized in generating revenue and net income. Furthermore, Company management has indicated that it has no plans to liquidate the Company. In addition, the analysis contained herein indicates that the Company will generate significant positive cash flow on an operating basis in the foreseeable future.

To perform this analysis, HVA has followed certain steps outlined in the Guide To Business Valuations by Jay E. Fishman, Shannon P. Pratt, J. Clifford Griffith, and D. Keith Wilson:

1

Obtain the company's balance sheet as of or as near as possible to the valuation date;

2

Adjust the balance sheet, if necessary, for known missing assets or liabilities, or to update the balance sheet to the date of the valuation;

3

Determine the approach to liquidate the company's assets;

4

Determine the amount of proceeds from liquidation net of applicable expenses;

5

Add or subtract operating profits or losses during the liquidation period;

6

Subtract the liquidation value ofall liabilities; and

7

Consider the applicability of discounts for marketability and minority interest.

We have endeavored to follow these steps to arrive at a liquidation value. The Company has provided a balance sheet as of the valuation date. An assumption was made that the Company's assets would be disposed of in an orderly liquidation over a period of four to six months. Proceeds from the liquidation assets and liabilities are presented in Exhibit 13, a hypothetical liquidation schedule for Alpine Air.

HVA consulted with the Company and made the following adjustments to Alpine Air's March 31, 2011, balance sheet:

Accounts Receivable: Accounts Receivable was reduced by $237,949 reflecting a receivable that management believes will not be collected related to Pineapple Air.

Inventory: Inventory was reduced by reclassifying $1,383,069 to property and equipment related to engines in the process of being overhauled; adds back $21,609 of allowance for shrinkage and obsolescence; and applies a 40 percent discount to the carrying values of all other inventory, except fuel, to account for the likelihood that the inventory would not necessarily result in receipts equal to book value. The net adjustment was a reduction of $791,496.

Prepaid Expense: Prepaid Expenses were adjusted downward by $176,708 to reflect the reality that the prepaid expenses are sunk costs at this point and would not be recoverable in an asset sale to pay to the Company's shareholders.

These adjustments total a net reduction in current assets of $1 ,206,153.

Property & Equipment: Property and Equipment was adjusted downward by $1,609,265 to reflect management's estimates of the market value of the aircraft and equipment.

Other Assets: Other Assets have been reduced by $107,425 which reflects 100 percent of the booked loan origination fees and UPS credits, which would not be recoverable in an asset sale to pay to the Company's shareholders.

Adding the property and equipment, and other asset adjustments to the current asset adjustments results in a total reduction in assets of$2,815,418.

Deferred Tax Liability: Alpine Air's deferred tax liability was reduced by $1,086,282 to account for the difference in the estimated liquidation proceeds and the book value of those assets. Management estimated a difference of $2,858,637 and applied a 38 percent tax rate to derive the adjustment.

Retained Earnings: Retained Earnings are treated as a plug-in figure to keep the balance sheet in balance. Given the total reduction in assets of $2,858,637 and the reduction in liabilities of $1,086,282, a reduction in retained earnings of $1,729,136 was made.

We have used management estimates for this analysis because no formal asset appraisals on equipment or property have been prepared and management has represented that this its best estimate for market value.

It is important to note that HVA is not a real property, equipment, or inventory appraisal firm, and does not represent itself as having any expertise in these areas. It is beyond the scope of this study and our expertise to make any independent investigations as to the value of the Company's real property, equipment or inventory, or to ascertain the accuracy or reliability of estimates of the value from Company management, which were relied upon, and accordingly we offer no opinion as to the accuracy of this data relied upon in the report contained therein. Those estimates partially form the basis for, and are integral parts of, our valuation analyses and we have assumed without independent verification that they are reasonably accurate.

To reach the liquidation value, we started with adjusted total assets of $25,757,186 and subtracted $12,163,178 of adjusted liabilities and $6,736,960 of preferred stock to reach a net asset value or equity value of$6,857,048. HVA then has subtracted $1,131,195, which represents a five percent discount to account for the fees associated with broker fees, marketing and conducting the liquidation process. This assumption was also discussed and approved with Company management. Finally, we have subtracted $400,000 in operating expenses related to the six months required to liquidate the assets. HV A reviewed the 20 I 0 income statement and estimated that $400,000 is a reasonable estimate of the expenses needed for the liquidation period.

This results in an estimate of net asset value of $5,325,853. This estimate will be considered and receive weighting in arriving at the final estimate of value for Alpine.

Market Value -Guideline Company Method

This market value approach attempts to determine the value of Alpine Air by comparing it with other comparable firms or guideline companies traded in active, public markets. This is accomplished by determining a comparative price to earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio ofthe market price of a share of stock to the book value per share.

The ratios above each provide estimates of value of the subject company's equity. HV A also employs the market value of invested capital (MVIC) to revenue ratio, and the MVIC to earnings before interest taxes and depreciation and amortization (EBITDA) ratio, which values not just the equity of the subject company but also the entire enterprise value of the Company including debt. In order to arrive at the equity value using an MVIC ratio, one must remember to subtract the debt.

Application of the MVIC multiples in the market approach is called a "debt-free" approach. This valuation method is used when a subject company's capital structure is significantly different than the peer group to which it is being compared in order to estimate value without consideration of a company's capital structure. It also is typically used when valuing an entity on a controlling interest basis, as a buyer theoretically has the ability to optimize the Company's capital structure. It must be mentioned that a minority interest holder does not have this ability.

Appropriate ratios for Alpine Air can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

The price to earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price to earnings ratio a reading of the market's psychology, but it also represents the consensus ofthe marketplace as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participating investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

Ideally, market value ratios for the Company should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many air cargo companies with operations similar to the Company are small, closely-held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Alpine Air. Therefore, a group of larger publicly traded companies has been selected as being representative of the industry in which the Company operates. Data was provided from SEC Form 10K and 10Q filings, and from Yahoo! Finance. HVA has qualified and included the most suitable similar companies in its analysis.

Exhibit 14 presents the names and brief descriptions of a sample group of five air cargo companies considered representative of the industry of which Alpine Air is a member. Although these companies obviously differ somewhat from Alpine Air, in that they are much larger and enjoy economies of scale and synergies that may not be available to smaller companies such as Alpine Air, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal. To the extent that the firms in the industry sample group and Alpine Air are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

Exhibit 15 displays the March 31, 2011, market value ratios ofthe publicly traded sample group that represent the best guideline companies for use in this analysis.

Alpine Air is a smaller company than the median of the sample group in terms of total revenues. Alpine Air's TTM revenue was $20.5 million compared to the sample group median of $1.3 billion. Alpine Air's performance, as measured by net margin, was superior to the median of the sample group. Alpine Air's net margin was 9.4 percent compared to the sample group median of5.6 percent. The Company's return on equity of 22.3 percent was higher than that of the sample group median of 13.5 percent. However, its return on assets was lower than the industry group median (6.7 percent vs. 7.3 percent). Alpine Air's debt to equity ratio was higher than the median of the industry sample group (1.0 times vs. 0.0 times). The Company's liquidity, as measured by the current ratio, was lower than the sample group median (1.7 vs. 2.5). Its asset turnover ratio was inferior to the sample group's (0.7 times vs. 2.2 times) indicating less efficiency in Alpine Air's operations. In terms of growth in revenues and net income, Alpine Air's performance for the last fiscal year and last three fiscal years was inferior to the industry group median. The Company's one-year and three-year revenue growth rates were -1.7 percent and 3.1 percent respectively compared to the industry group medians of 22.4 percent and 5.2 percent respectively. Alpine Air's net income grew by 71.9 percent last year (88.8 percent on an adjusted basis) and had a three-year CAGR of (15.2 percent) or -4.4 percent on an adjusted basis, while the industry group median net income increased by 41.5 percent last year and had a three-year CAGR of 8.5 percent.

In summary, Alpine Air appears to represent a less attractive investment opportunity compared to the sample group from the perspective of revenue and net income growth rates, return on assets, asset turnover ratio, current ratio and debt to equity. Other unfavorable comparisons between the Company and its industry group include its smaller size, and lack of access to public capital markets. However, the Alpine Air investment opportunity does compare favorably to the group in terms of its superior net margin, EBITDA margin, and return on equity. It also should be mentioned that the Company's growth in net income was superior to that ofthe sample group.

The market ratios are adjusted to account for the differences between the group and Alpine Air. HVA has selected its ratios by applying a 20 percent discount to account for the Company's greater leverage and financial risk and a 25 percent discount to account for Alpine Air's revenue concentration regarding USPS and UPS. These adjustments were made to each multiple. For the two revenue multiples, HV A also applied a 30 premium to account for the Company's superior net margin and return on equity. This has resulted in the following selected ratios: a price to revenue multiple of 1.04 times, a price to earnings ratio of 8.09, a price to book value ratio of 1.07 times, an MVIC to revenue mUltiple of 0.99 times and an MVIC to EBITDA multiple of3.35 times.

Exhibit 16 applies the selected market ratios to Alpine Air's TTM March 31, 201 t, financial results and creates indicated market values, then a 35.0 percent control premium and a 12.0 percent discount for limited marketability is taken to derive estimates of value on a fair value basis (controlling interest). Finally, the value of the Company's Preferred Stock is deducted from the controlling interest estimate to arrive at the fair value of Alpine Air's common equity. This results in the following estimates of value: a price to revenue estimate of $18.0 million, a price to earnings estimate of $11.6 million, a price to book value estimate of $4.2 million, an MVIC to revenue estimate of $6.8 million and an MVIC to EBIIDA estimate of$12.1 million.

Normally, this analysis is not performed on subject companies that are publicly traded since the market would provide the price based on transactions reflecting the supply and demand for Alpine Air's stock. However, it is HVA's opinion that the Company's shares do not enjoy an efficient market, characterized by numerous market makers, significant research coverage, and trading activity that could be considered regular in its occurrence with reasonable volume. Accordingly, HVA has endeavored to apply this analysis to Alpine Air as if the Company were closely-held. The market multiples for Alpine Air are included in the exhibit for the reader's edification.

HVA has performed this analysis as a sanity check since the Company's shares actually trade on the aTC market. Since Alpine Air is more heavily leveraged than its peer group, the MVIC estimates should be looked at since these multiples look at cash flow available to pay shareholders and debt obligations. Since the Company's shares trade on the aTC market and the estimates of value are not clustered, HV A will not be weighting any estimates of value from this approach and has include the analysis for the readers information.

Summary And Conclusion

Four approaches have been considered in estimating the fair value of the common stock of Alpine Air as of March 31, 2011: net asset value, transaction value, market value and income value. The outcomes are summarized below.

Estimates of Value
Alpine Air Express, Inc.
Fair Value (Controlling Interest Basis)
March 31, 2011

			Implied
	Equity Value		Equity Value
	Estimate	Weight	Contributions
Cost
Book Value	$ 8,011,716	0.0%	$ -
Net Asset Value	$ 5,325,853	0.0%	-
Market
Public Guideline Companies
Price/TTM Revenue	$ 18,007,752	0.0%	-
Price/TTM Earnings	$ 11,570,686	0.0%	-
Price/Book	$ 4,160,381	0.0%	-
MVIC/TTM Revenue	$ 6,817,502	0.0%	-
MVIC/TTM EBITDA	$ 12,142,410	0.0%	-
Transaction Value
SCS, Inc. Transaction of February 24, 2011	$ 4,060,566	25.0%	1,015,142
APNX 90-Day Historical Weighted Average	$ 4,505,305	25.0%	1,126,326
Income Value
PV of Capitalized Earnings	$ 6,365,641	50.0%	3,182,821
Total		100.0%	$ 5,324,288

Fair Value Estimate of Common			$ 5,324,000

Shares Outstanding as of 3/31/11			34,475,857
Fair Value Estimate of Per Share			$ 0.15443

Considering the assumptions of each method, and weighing the relative justification of each, it is our opinion that a reasonable estimate of the fair value of the common stock of Alpine Air as of March 31, 2011, is $5,324,000 or $0.15443 per share, based on a total of 34,475,8575 common shares issued and outstanding as of that date.

EXHIBIT 1
Alpine Air Express, Inc.
Historical Income Statements
Fiscal Years Ended October 31, 2006 - 2010

	2006	2007	2008	2009	2010

Revenue	20,156,657	18,380,301	19,840,376	20,464,409	20,118,724
Cost of Revenue	15,768,378	12,468,243	16,378,631	15,733,309	14,149,394
Gross Profit	4,388,279	5,912,058	3,461,745	4,731,100	5,969,330

Operating Expenses
S G & A	1,551,211	1,813,018	1,525,241	2,180,645	1,989,749
Total Operating Expenses	1,551,211	1,813,018	1,525,241	2,180,645	1,989,749

Operating Income (EBIT)	2,837,068	4,099,040	1,936,504	2,550,455	3,979,581

Other Income (Expense)
Interest Income	9,664	44,082	48,381	18,451	12,537
Interest Expense	(674,569)	(622,856)	(673,395)	(857,184)	(918,717)
Gain on Disposal of Assets	596,432	397,918	499,623	907	427,236
Other Income (Expense)		-	-	(83,618)	-
Total Other Income	(68,473)	(180,856)	(125,391)	(921,444)	(478,944)

Income Before Taxes & Preferred Stock Dividend	2,768,595	3,918,184	1,811,113	1,629,011	3,500,637
Income Tax Expense	1,057,380	761,636	434,812	509,000	1,575,000
Net Income	1,711,215	3,156,548	1,376,301	1,120,011	1,925,637

Preferred Stock Dividend Declared	(1,310,000)	(655,000)	(1,256,108)	(575,412)	(485,243)
Net Income Available to Common Shareholders	401,215	2,501,548	120,193	544,599	1,440,394

Adjustments to Income Statements
Pre-Tax Income	2,768,595	3,918,184	1,811,113	1,629,011	3,500,637
Less: Gain on Sale of Assets	(596,432)	(397,918)	(499,623)	(907)	(427,236)
Adjusted Pre-Tax Income	2,172,163	3,520,266	1,311,490	1,628,104	3,073,401

Provision For Income Tax @ 38%	825,422	1,337,701	498,366	618,680	1,167,892
Adjusted Net Income	1,346,741	2,182,565	813,124	1,009,424	1,905,509

Preferred Stock Dividend Declared	(1,310,000)	(655,000)	(1,256,108)	(575,412)	(485,243)
Net Income Available to Common Shareholders	36,741	1,527,565	(442,984)	434,012	1,420,266

Depreciation & Ammortization	1,942,854	1,886,493	2,079,194	3,139,375	3,329,425
Adjusted EBITDA	4,779,922	5,985,533	4,015,698	5,689,830	7,309,006

EXHIBIT 2
Alpine Air Express, Inc.
Historical Income Statement Items as a % of Sales
Fiscal Years Ended October 31, 2006 - 2010

						'06-'10
	2006	2007	2008	2009	2010	Average

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Revenue	78.2%	67.8%	82.6%	76.9%	70.3%	75.2%
Gross Profit	21.8%	32.2%	17.4%	23.1%	29.7%	24.8%

Operating Expenses
S G & A	7.7%	9.9%	7.7%	10.7%	9.9%	9.2%
Total Operating Expenses	7.7%	9.9%	7.7%	10.7%	9.9%	9.2%

Operating Income (EBIT)	14.1%	22.3%	9.8%	12.5%	19.8%	15.7%

Other Income (Expense)
Interest Income	0.0%	0.2%	0.2%	0.1%	0.1%	0.1%
Interest Expense	(3.3%)	(3.4%)	(3.4%)	(4.2%)	(4.6%)	(3.8%)
Gain on Disposal of Assets	3.0%	2.2%	2.5%	0.0%	2.1%	2.0%
Other Income (Expense)	0.0%	0.0%	0.0%	(0.4%)	0.0%	(0.1%)
Total Other Income	(0.3%)	(1.0%)	(0.6%)	(4.5%)	(2.4%)	(1.8%)

Income Before Taxes & Preferred Stock Dividend	13.7%	21.3%	9.1%	8.0%	17.4%	13.9%
Income Tax Expense	5.2%	4.1%	2.2%	2.5%	7.8%	4.4%
Net Income	8.5%	17.2%	6.9%	5.5%	9.6%	9.5%

Preferred Stock Dividend Declared	(6.5%)	(3.6%)	(6.3%)	(2.8%)	(2.4%)	(4.3%)
Net Income Available to Common Shareholders	2.0%	13.6%	0.6%	2.7%	7.2%	5.2%

Adjustments to Income Statements
Pre-Tax Income	13.7%	21.3%	9.1%	8.0%	17.4%	13.9%
Less: Gain on Sale of Assets	(3.0%)	(2.2%)	(2.5%)	(0.0%)	(2.1%)	(2.0%)
Adjusted Pre-Tax Income	10.8%	19.2%	6.6%	8.0%	15.3%	12.0%

Provision For Income Tax @ 38%	4.1%	7.3%	2.5%	3.0%	5.8%	4.5%
Adjusted Net Income	6.7%	11.9%	4.1%	4.9%	9.5%	7.4%

EXHIBIT 3
Alpine Air Express, Inc.
Historical Income Statement Item Growth Rates
Fiscal Year Ended December 31, 2004 - 2008
						2004-2008
						Compound
	2006	2007	2008	2009	2010	Growth

Revenue	--	(8.8%)	7.9%	3.1%	(1.7%)	(0.0%)
Cost of Revenue	--	(20.9%)	31.4%	(3.9%)	(10.1%)	(2.7%)
Gross Profit	--	34.7%	(41.4%)	36.7%	26.2%	8.0%

Operating Expenses
S G & A	--	16.9%	(15.9%)	43.0%	(8.8%)	6.4%
Total Operating Expenses	--	16.9%	(15.9%)	43.0%	(8.8%)	6.4%

Operating Income (EBIT)	--	44.5%	(52.8%)	31.7%	56.0%	8.8%

Other Income (Expense)
Interest Income	--	356.1%	9.8%	(61.9%)	(32.1%)	6.7%
Interest Expense	--	(7.7%)	8.1%	27.3%	7.2%	8.0%
Gain on Disposal of Assets	--	(33.3%)	25.6%	(99.8%)	47004.3%	(8.0%)
Other Income (Expense)	--	NA	NA	NM	(100.0%)	NM
Total Other Income	--	164.1%	(30.7%)	634.9%	(48.0%)	62.6%

Income Before Taxes & Preferred Stock Dividend	--	41.5%	(53.8%)	(10.1%)	114.9%	6.0%
Income Tax Expense	--	(28.0%)	(42.9%)	17.1%	209.4%	10.5%
Net Income	--	84.5%	(56.4%)	(18.6%)	71.9%	3.0%

Preferred Stock Dividend Declared	--	(50.0%)	91.8%	(54.2%)	(15.7%)	(22.0%)
Net Income Available to Common Shareholders	--	523.5%	(95.2%)	353.1%	164.5%	37.6%

Adjustments to Income Statements
Pre-Tax Income	--	41.5%	(53.8%)	(10.1%)	114.9%	6.0%
Less: Gain on Sale of Assets	--	(33.3%)	25.6%	(99.8%)	47004.3%	(8.0%)
Adjusted Pre-Tax Income	--	62.1%	(62.7%)	24.1%	88.8%	9.1%

Provision For Income Tax @ 38%	--	62.1%	(62.7%)	24.1%	88.8%	9.1%
Adjusted Net Income	--	62.1%	(62.7%)	24.1%	88.8%	9.1%

Preferred Stock Dividend Declared	--	(50.0%)	91.8%	(54.2%)	(15.7%)	(22.0%)
Net Income Available to Common Shareholders	--	4057.7%	(129.0%)	(198.0%)	227.2%	149.3%

Depreciation & Ammortization	--	(2.9%)	10.2%	51.0%	6.1%	14.4%
Adjusted EBITDA	--	25.2%	(32.9%)	41.7%	28.5%	11.2%

EXHIBIT 4
Alpine Air Express, Inc.
Historical Income Statements
Five Months Ended March 31, 2010 - 2011

			Income Statement Items		Growth
			As a % of Sales		Rate
	March 31,	March 31,	March 31,	March 31,	2010-
	2010	2011	2010	2011	2011
Revenue	8,414,084	8,803,791	100.0%	100.0%	4.6%
Cost of Revenue	5,961,907	6,410,104	70.9%	72.8%	7.5%
Gross Profit	2,452,177	2,393,687	29.1%	27.2%	(2.4%)

Operating Expenses
S G & A	632,184	686,659	7.5%	7.8%	8.6%
Total Operating Expenses	632,184	686,659	7.5%	7.8%	8.6%

Operating Income (EBIT)	1,819,993	1,707,028	21.6%	19.4%	(6.2%)

Other Income (Expense)
Interest Income	5,684	4,606	0.1%	0.1%	(19.0%)
Interest Expense	(322,536)	(216,170)	(3.8%)	(2.5%)	(33.0%)
Gain on Disposal of Assets	(958)	-	(0.0%)	0.0%	0.0%
Other Income (Expense)	(41,102)	-	(0.5%)	0.0%	(100.0%)
Total Other Income	(358,912)	(211,565)	(4.3%)	(2.4%)	(41.1%)

Income Before Taxes & Preferred Stock Dividend	1,461,081	1,495,463	17.4%	17.0%	2.4%
Income Tax Expense	531,150	573,353	6.3%	6.5%	7.9%
Net Income	929,931	922,110	11.1%	10.5%	(0.8%)

Preferred Stock Dividend Declared	-	-	0.0%	0.0%	0.0%
Net Income Available to Common Shareholders	929,931	922,110	11.1%	10.5%	(0.8%)

Adjustments to Income Statements
Pre-Tax Income	1,461,081	1,495,463	17.4%	17.0%	2.4%
Less: Gain on Sale of Assets	(958)	-	(0.0%)	0.0%	(100.0%)
Adjusted Pre-Tax Income	1,462,039	1,495,463	17.4%	17.0%	2.3%

Provision For Income Tax @ 38%	555,575	568,276	6.6%	6.5%	2.3%
Adjusted Net Income	906,464	927,187	10.8%	10.5%	2.3%

Preferred Stock Dividend Declared	-	-	0.0%	0.0%	NA
Net Income Available to Common Shareholders	906,464	927,187	10.8%	10.5%	2.3%

Depreciation & Ammortization	1,072,394	1,169,418	12.7%	13.3%	9.0%
Adjusted EBITDA	2,892,387	2,876,446	34.4%	32.7%	(0.6%)

EXHIBIT 5
Alpine Air Express, Inc.
Trailing Twelve Month Income Statement
Twelve Months Ended March 31, 2011
	TTM	% of Sales
Revenue	20,508,431	100.0%
Cost of Revenue	14,597,591	71.2%
Gross Profit	5,910,840	28.8%
Operating Expenses
S G & A	2,044,224	10.0%
Total Operating Expenses	2,044,224	10.0%
Operating Income (EBIT)	3,866,616	18.9%
Other Income (Expense)
Interest Income	11,459	0.1%
Interest Expense	(812,351)	(4.0%)
Gain on Disposal of Assets	428,194	2.1%
Other Income (Expense)	41,102	0.2%
Total Other Income	(331,597)	(1.6%)
Income Before Taxes & Preferred Stock Dividend	3,535,019	17.2%
Income Tax Expense	1,617,203	7.9%
Net Income	1,917,816	9.4%
Preferred Stock Dividend Declared	(485,243)	(2.4%)
Net Income Available to Common Shareholders	1,432,573	7.0%
Adjustments to Income Statements
Pre-Tax Income	3,535,019	17.2%
Less: Gain on Sale of Assets	(426,278)	(2.1%)
Adjusted Pre-Tax Income	3,108,741	15.2%
Provision For Income Tax @ 38%	1,181,322	5.8%
Adjusted Net Income	1,927,420	9.4%
Preferred Stock Dividend Declared	(485,243)	(2.4%)
Net Income Available to Common Shareholders	1,440,988	7.0%
Depreciation & Ammortization	3,426,449	16.7%
Adjusted EBITDA	7,293,065	35.6%
Capitalization of TTM Earnings
TTM Adjusted Earnings	1,927,420
Next 12-Month Earnings Projected (103%)	1,985,243
Discount Rate	23.6%
Capitalization Rate	20.6%
Capitalized Value of Projected Earnings	$11,029,125
(Marketable Minority Interest Value)
Adjustments to Marketable Minority Interest Value:
Premium for Control	35.0%
Discount for Lack of Marketability	(12.0%)
Adjusted Capitalized Income Value	13,102,601
(Non-marketable Controlling Interest Value)
Less: Value of Preferred Stock	(6,736,960)
Common Equity Capitalized Income Value	6,365,641

EXHIBIT 6
Alpine Air Express, Inc.
Historical Balance Sheets
As of October 31, 2006 – 2010
	As of October 31,
	2006	2007	2008	2009	2010
Current Assets
Cash & Equivalents	506,036	1,108,829	720,794	992,241	1,129,890
Accounts Receivable	1,815,178	2,008,708	2,254,241	1,468,854	1,601,287
Inventories	1,417,071	1,384,340	1,795,119	1,850,486	1,899,293
Prepaid Expenses	619,421	587,434	658,874	253,399	423,001
Deposits	15,890	10,130	86,667	64,549	38,575
Cash Value of Life Insurance	-	-	70,005	80,550	85,572
Income Taxes Receivable	-	-	23,894	324	16,100
Deferred Income Tax	123,502	116,497	133,000	271,000	138,000
Other Current Assets	-	-	80,082	-	-
Total Current Assets	4,497,098	5,215,938	5,822,676	4,981,403	5,331,718
Property & Equipment (net)	16,479,898	17,302,275	19,389,082	21,235,497	22,125,782
Other Assets
Restricted Cash	-	-	175,000	200,695	206,433
Other Assets (net)	1,859,995	1,105,364	27,000	142,629	119,491
Total Other Assets	1,859,995	1,105,364	202,000	343,324	325,924
Total Assets	22,836,992	23,623,577	25,413,758	26,560,224	27,783,424
Current Liabilities
Accounts Payable	1,761,971	900,582	1,074,971	991,513	506,673
Accrued Liabilites	530,175	584,508	925,458	837,229	1,143,751
Dividends Payable	-	98,627	29,961	244,616	41,212
Deferred Revenue	-	16,992	11,148	120,037	98,457
Line of Credit	98,000	-	-	276,021	-
Current Portion of Long-Term Debt	1,399,198	1,264,408	1,941,676	1,842,000	1,286,000
Total Current Liabilities	3,789,344	2,865,117	3,983,214	4,311,416	3,076,093
Non-Current Liabilities
Deferred Gain on Sale of Asset	445,454	270,725	95,997	-	-
Deferred Tax Liability	-	-	-	620,000	1,947,000
Dividend Payable	1,701,310
Line of Credit	-	-	-	472,854	-
Long-Term Debt	5,364,199	5,973,780	7,836,932	7,147,937	7,283,335
Total Non-Current Liabilities	7,510,963	6,244,505	7,932,929	8,240,791	9,230,335
Total Liabilities	11,300,308	9,109,622	11,916,143	12,552,207	12,306,428
Preferred Stock	7,577,743	8,295,981	7,557,580	7,465,280	7,465,280
Shareholders' Equity
Common Stock	36,271	36,271	36,271	36,271	36,130
Additional Paid-In Capital	1,937,618	2,350,103	2,385,315	2,457,550	2,446,080
Retained Earnings	1,985,052	3,831,600	3,550,246	4,094,845	5,535,239
Treasury Stock	-	-	(31,797)	(45,929)	(5,733)
Total Equity	3,958,941	6,217,974	5,940,035	6,542,737	8,011,716
Total Liabilities and Stockholders' Equity	22,836,992	23,623,577	25,413,758	26,560,224	27,783,424

EXHIBIT 7
Alpine Air Express, Inc.
Historical Balance Sheet Items as a % of Assets
As of October 31, 2006 - 2010
						Average
	2006	2007	2008	2009	2010	'04-'08
Current Assets
Cash & Equivalents	2.2%	4.7%	2.8%	3.7%	4.1%	3.5%
Accounts Receivable	7.9%	8.5%	8.9%	5.5%	5.8%	7.3%
Inventories	6.2%	5.9%	7.1%	7.0%	6.8%	6.6%
Prepaid Expenses	2.7%	2.5%	2.6%	1.0%	1.5%	2.1%
Deposits	0.1%	0.0%	0.3%	0.2%	0.1%	0.2%
Cash Value of Life Insurance	0.0%	0.0%	0.3%	0.3%	0.3%	0.2%
Income Taxes Receivable	0.0%	0.0%	0.1%	0.0%	0.1%	0.0%
Deferred Income Tax	0.5%	0.5%	0.5%	1.0%	0.5%	0.6%
Other Current Assets	0.0%	0.0%	0.3%	0.0%	0.0%	0.1%
Total Current Assets	19.7%	22.1%	22.9%	18.8%	19.2%	20.5%
Property & Equipment (net)	72.2%	73.2%	76.3%	80.0%	79.6%	76.3%
Other Assets
Restricted Cash	0.0%	0.0%	0.7%	0.8%	0.7%	0.4%
Other Assets (net)	8.1%	4.7%	0.1%	0.5%	0.4%	2.8%
Total Other Assets	8.1%	4.7%	0.8%	1.3%	1.2%	3.2%
Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Current Liabilities
Accounts Payable	7.7%	3.8%	4.2%	3.7%	1.8%	4.3%
Accrued Liabilites	2.3%	2.5%	3.6%	3.2%	4.1%	3.1%
Dividends Payable	0.0%	0.4%	0.1%	0.9%	0.1%	0.3%
Deferred Revenue	0.0%	0.1%	0.0%	0.5%	0.4%	0.2%
Line of Credit	0.4%	0.0%	0.0%	1.0%	0.0%	0.3%
Current Portion of Long-Term Debt	6.1%	5.4%	7.6%	6.9%	4.6%	6.1%
Total Current Liabilities	16.6%	12.1%	15.7%	16.2%	11.1%	14.3%
Non-Current Liabilities
Deferred Gain on Sale of Asset	2.0%	1.1%	0.4%	0.0%	0.0%	0.7%
Deferred Tax Liability	0.0%	0.0%	0.0%	2.3%	7.0%	1.9%
Dividend Payable	7.4%	0.0%	0.0%	0.0%	0.0%	1.5%
Line of Credit	0.0%	0.0%	0.0%	1.8%	0.0%	0.4%
Long-Term Debt	23.5%	25.3%	30.8%	26.9%	26.2%	26.5%
Total Non-Current Liabilities	32.9%	26.4%	31.2%	31.0%	33.2%	31.0%
Total Liabilities	49.5%	38.6%	46.9%	47.3%	44.3%	45.3%
Preferred Stock	33.2%	35.1%	29.7%	28.1%	26.9%	30.6%
Shareholders' Equity
Common Stock	0.2%	0.2%	0.1%	0.1%	0.1%	0.1%
Additional Paid-In Capital	8.5%	9.9%	9.4%	9.3%	8.8%	9.2%
Retained Earnings	8.7%	16.2%	14.0%	15.4%	19.9%	14.8%
Treasury Stock	0.0%	0.0%	(0.1%)	(0.2%)	(0.0%)	(0.1%)
Total Equity	17.3%	26.3%	23.4%	24.6%	28.8%	24.1%
Total Liabilities and Stockholders' Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

EXHIBIT 8
Alpine Air Express, Inc.
Historical Balance Sheets
As of March 31, 2010 - 2011

	As of March 31,		As a % of Assets
	2010	2011	2010	2011
Current Assets
Cash & Equivalents	13,199	954,164	0.0%	3.3%
Accounts Receivable	1,657,620	1,783,181	6.1%	6.2%
Inventories	2,087,910	3,469,904	7.7%	12.1%
Prepaid Expenses	199,845	411,329	0.7%	1.4%
Deposits	14,087	39,268	0.1%	0.1%
Cash Value of Insurance Policy	80,550	85,572	0.3%	0.3%
Deferred Income Tax	284,000	167,000	1.0%	0.6%
Total Current Assets	4,337,211	6,910,418	16.0%	24.2%
Property & Equipment (net)	22,397,300	21,554,761	82.8%	75.4%
Other Assets
Other Assets (net)	330,624	107,425	1.2%	0.4%
Total Other Assets	330,624	107,425	1.2%	0.4%
Total Assets	27,065,135	28,572,604	100.0%	100.0%
Current Liabilities
Accounts Payable	851,662	770,702	3.1%	2.7%
Income Tax Payable	-	64,369	0.0%	0.2%
Accrued Liabilites	762,814	1,118,735	2.8%	3.9%
Dividends Payable	41,212	37,678	0.2%	0.1%
Deferred Revenue	11,700	268,899	0.0%	0.9%
Line of Credit	566,021	-	2.1%	0.0%
Current Portion of Long-Term Debt	1,935,502	1,283,000	7.2%	4.5%
Total Current Liabilities	4,168,911	3,543,383	15.4%	12.4%
Non-Current Liabilities
Deferred Tax Liability	1,164,000	2,450,000
Deferred Gain on Sale of Asset	-	-	0.0%	0.0%
Dividend Payable	-	-	0.0%	0.0%
Long-Term Debt	6,982,030	7,256,077	25.8%	25.4%
Total Non-Current Liabilities	8,146,030	9,706,077	30.1%	34.0%
Total Liabilities	12,314,942	13,249,460	45.5%	46.4%
Preferred Stock	7,465,280	6,736,960	27.6%	23.6%
Shareholders' Equity
Common Stock	36,271	34,476	0.1%	0.1%
Additional Paid-In Capital	2,424,612	2,286,349	9.0%	8.0%
Retained Earnings	4,824,031	6,265,359	17.8%	21.9%
Total Equity	7,284,914	8,586,184	26.9%	30.1%
Total Liabilities and Stockholders' Equity	27,065,135	28,572,604	100.0%	100.0%

EXHIBIT 9
Alpine Air Express, Inc.
Selected Financial Ratios

						2006-10
	2006	2007	2008	2009	2010	Average

Growth
Revenue Growth (%)	--	(8.8%)	7.9%	3.1%	(1.7%)	(0.0%)
Operating Income Growth (%)	--	44.5%	(52.8%)	31.7%	56.0%	8.8%
Earnings Growth (%)	--	84.5%	(56.4%)	(18.6%)	71.9%	3.0%
Adjusted Earnings Growth (%)	--	62.1%	(62.7%)	24.1%	88.8%	9.1%

Cost Control
Cost of Sales/Sales (%)	78.2%	67.8%	82.6%	76.9%	70.3%	75.2%
Operating Expenses/Sales (%)	7.7%	9.9%	7.7%	10.7%	9.9%	9.2%
Operating Margin (%)	14.1%	22.3%	9.8%	12.5%	19.8%	15.7%
Interest Expense/Sales (%)	3.3%	3.4%	3.4%	4.2%	4.6%	3.8%

Turnover Ratios
Sales/Receivables (x)	11.1	9.2	8.8	13.9	12.6	11.1
Sales/Net Fixed Assets (x)	1.2	1.1	1.0	1.0	0.9	1.0
Sales/Total Assets (x)	0.9	0.8	0.8	0.8	0.7	0.8
Cost of Revenue/Inventory (x)	11.1	9.0	9.1	8.5	7.4	9.0

Profitability
Return on Sales (%)	8.5%	17.2%	6.9%	5.5%	9.6%	9.5%
Return on Assets (%)	7.5%	13.4%	5.4%	4.2%	6.9%	7.5%
Return on Equity (%)	43.2%	50.8%	23.2%	17.1%	24.0%	31.7%

Adjusted Return on Sales (%)	6.7%	11.9%	4.1%	4.9%	9.5%	7.4%
Adjusted Return on Assets (%)	5.9%	9.2%	3.2%	3.8%	6.9%	5.8%
Adjusted Return on Equity (%)	34.0%	35.1%	13.7%	15.4%	23.8%	24.4%

Risk
Total Debt/Total Assets (%)	30.0%	30.6%	38.5%	36.7%	30.8%	33.3%
Long-Term Debt/Equity (%)	135.5%	96.1%	131.9%	116.5%	90.9%	114.2%
Total Liabilities/Total Assets (%)	49.5%	38.6%	46.9%	47.3%	44.3%	45.3%
Current Ratio (x)	1.2	1.8	1.5	1.2	1.7	1.5
Quick Ratio (x)	0.6	1.1	0.7	0.6	0.9	0.8
Interest Coverage (x)	4.2	6.6	2.9	3.0	4.3	4.2

EXHIBIT 10
Alpine Air Express, Inc.
Historical Control Premiums
1983 to 2009

		Premium Offered		Sample
Year		Average	Median	Size

1983		36.7%	31.3%	NA
1984		36.3%	33.7%	NA
1985		30.9%	25.7%	NA
1986		38.2%	29.9%	333
1987		38.3%	30.8%	237
1988		41.9%	30.9%	410
1989		41.0%	29.0%	303
1990		42.0%	32.0%	175
1991		35.1%	29.4%	137
1992		41.0%	34.7%	142
1993		38.7%	33.0%	173
1994		41.9%	35.0%	260
1995		44.7%	29.2%	324
1996		36.6%	27.3%	381
1997		35.7%	27.5%	487
1998		40.7%	30.1%	512
1999		43.3%	34.6%	723
2000		49.2%	41.1%	574
2001		57.2%	40.5%	439
2002		59.7%	34.4%	326
2003		62.3%	31.6%	371
2004		30.7%	23.4%	322
2005		34.5%	24.1%	392
2006		31.5%	23.1%	454
2007		31.5%	24.7%	491
2008		56.5%	36.5%	294
2009		58.7%	39.8%	239

	Twenty Seven-Year Average (1983 to 2009)	42.0%	31.2%

	Five-Year Average (2005 to 2009)	42.5%	29.6%

Sources: Mergerstat Review 2009, 1999, 1996, 1989

EXHIBIT 11
Alpine Air Express, Inc.
Historical Closing Prices
January 1 to March 31, 2011

						Share	Dollar
Date	Open	High	Low	Close		Volume	Volume

30-Mar-11	0.12	0.12	0.12	0.12		-	-
28-Mar-11	0.15	0.15	0.15	0.15		-	-
25-Mar-11	0.15	0.15	0.15	0.15		1,500	225
23-Mar-11	0.12	0.12	0.12	0.12		-	-
22-Mar-11	0.15	0.17	0.14	0.14		55,000	7,700
21-Mar-11	0.12	0.15	0.12	0.15		37,500	5,625
17-Mar-11	0.13	0.13	0.13	0.13		-	-
16-Mar-11	0.11	0.11	0.10	0.10		57,776	5,778
14-Mar-11	0.10	0.10	0.10	0.10		-	-
11-Mar-11	0.15	0.15	0.15	0.15		5,000	750
10-Mar-11	0.12	0.20	0.12	0.14		169,751	23,765
9-Mar-11	0.11	0.11	0.11	0.11		5,000	550
3-Mar-11	0.10	0.10	0.10	0.10		-	-
2-Mar-11	0.10	0.11	0.10	0.10		29,883	2,988
28-Feb-11	0.12	0.12	0.12	0.12		-	-
25-Feb-11	0.10	0.10	0.10	0.10		25,000	2,500
24-Feb-11	0.10	0.10	0.10	0.10		28,476	2,848
22-Feb-11	0.10	0.10	0.10	0.10		-	-
18-Feb-11	0.10	0.10	0.10	0.10		-	-
16-Feb-11	0.10	0.10	0.10	0.10		-	-
15-Feb-11	0.10	0.10	0.10	0.10		35,700	3,570
14-Feb-11	0.08	0.10	0.08	0.10		59,300	5,930
11-Feb-11	0.10	0.10	0.10	0.10		20,000	2,000
10-Feb-11	0.10	0.10	0.10	0.10		65,000	6,500
9-Feb-11	0.10	0.10	0.10	0.10		88,300	8,830
8-Feb-11	0.10	0.10	0.10	0.10		5,000	500
7-Feb-11	0.10	0.11	0.10	0.11		25,000	2,750
4-Feb-11	0.11	0.11	0.10	0.10		16,200	1,620
2-Feb-11	0.10	0.10	0.10	0.10		-	-
1-Feb-11	0.11	0.11	0.10	0.10		373,850	37,385
31-Jan-11	0.10	0.11	0.10	0.11		102,301	11,253
28-Jan-11	0.09	0.10	0.09	0.10		33,700	3,370
27-Jan-11	0.08	0.08	0.08	0.08		12,500	1,000
26-Jan-11	0.08	0.08	0.08	0.08		41,538	3,323
24-Jan-11	0.08	0.08	0.08	0.08		-	-
11-Jan-11	0.07	0.07	0.07	0.07		-	-
7-Jan-11	0.08	0.08	0.08	0.08		-	-
					TOTALS	1,293,275	$ 140,760

Weighted Average Transaction Price					$0.1088

Average Daily Volume					40,516
Maximum Daily Volume					373,850
Minimum Daily Volume					0

Number of Shares Issued and Outstanding 3/14/11					34,475,857

Indicated Market Capitalization (Based on Weighted Ave.)					$3,792,344	Marketable Minority
Control Premium					35%
Lack of Marketability Discount					(12%)
Indicated Market Capitalization (Based on Weighted Ave.)					$4,505,305	Control with Limited Marketability
	Per Share Price				$0.1307

Source: Yahoo Finance. www.yahoo.com

EXHIBIT 12
Alpine Air Express, Inc.
Computation of Discount Rate

HVA Build-up Method
Discount Rate:
Market Factors
Risk-Free Rate - 20-Year Treasury Bond	4.50%	Proxy Yield
Common Stock Premium	6.70%	Ibbotson SBBI 2011
Small Stock Premium	6.36%	Ibbotson SBBI 2011
	17.56%	Minority Interest

Industry Premium (Discount)
Air Transportation Scheduled and Air Courier Services (SIC 451x)	0.55%	Ibbotson SBBI 2011
	18.11%

Company-Specific Risks
Risk Premium for Greater Leverage	2.0%
Risk of Client Concentration	3.5%
Adjusted Rate for Company Specific Risks	23.6%

Build-up Discount Rate	23.6%

Capitalization Rate

Cost of Equity Capital	23.6%
Less: Long-Term Growth Rate	3.0%
Capitalization Rate	20.6%

EXHIBIT 13
Alpine Air Express, Inc.
Historical & Adjusted Balance Sheets
As of March 31, 2011

	As of March 31,			As a % of Assets
	Actual		Adjusted	Actual	Adjusted
	2011	Adjustment	2011	2011	2011
Current Assets
Cash & Equivalents	954,164		954,164	3.3%	3.7%
Accounts Receivable	1,783,181	(237,949)	1,545,232	6.2%	6.0%
Inventories	2,071,400	(791,496)	1,279,904	7.2%	5.0%
Prepaid Expenses	411,329	(176,708)	234,621	1.4%	0.9%
Deposits	39,268		39,268	0.1%	0.2%
Cash Value of Insurance Policy	85,572		85,572	0.3%	0.3%
Deferred Income Tax	167,000		167,000	0.6%	0.6%

Total Current Assets	5,511,914	(1,206,153)	4,305,761	19.3%	16.7%

Property & Equipment (net)	22,953,265	(1,609,265)	21,344,000	80.3%	82.9%

Other Assets
Other Assets (net)	107,425	(107,425)	-	0.4%	0.0%
Total Other Assets	107,425		107,425	0.4%	0.4%
			-
Total Assets	28,572,604	(2,815,418)	25,757,186	100.0%	100.0%

Current Liabilities
Accounts Payable	770,702		770,702	2.7%	3.0%
Income Tax Payable	64,369		64,369
Accrued Liabilites	1,118,735		1,118,735	3.9%	4.3%
Dividends Payable	37,678		37,678	0.1%	0.1%
Deferred Revenue	268,899		268,899	0.9%	1.0%
Line of Credit	-		-	0.0%	0.0%
Current Portion of Long-Term Debt	1,283,000		1,283,000	4.5%	5.0%
Total Current Liabilities	3,543,383		3,543,383	12.4%	13.8%
			-
Non-Current Liabilities			-
Deferred Tax Liability	2,450,000	(1,086,282)	1,363,718
Deferred Gain on Sale of Asset	-		-	0.0%	0.0%
Dividend Payable	-		-	0.0%	0.0%
Long-Term Debt	7,256,077		7,256,077	25.4%	28.2%
Total Non-Current Liabilities	9,706,077	(1,086,282)	8,619,795	34.0%	33.5%

Total Liabilities	13,249,460	(1,086,282)	12,163,178	46.4%	47.2%

Preferred Stock	6,736,960		6,736,960	23.6%	26.2%

Shareholders' Equity
Common Stock	34,476		34,476	0.1%	0.1%
Additional Paid-In Capital	2,286,349		2,286,349	8.0%	8.9%
Retained Earnings	6,265,359	(1,729,136)	4,536,223	21.9%	17.6%
Total Equity	8,586,184	(1,729,136)	6,857,048	30.1%	26.6%
Total Liabilities and Stockholders' Equity	28,572,604	(2,815,418)	25,757,186	100.0%	100.0%

Estimated Net Asset Value
Net Asset Value (shareholders' equity)			6,857,048
Less: Liquidation Fees @ 5%			(1,131,195)
Less: Certain Operating Expenses for 6 months			(400,000)
Estimated Net Asset Value			5,325,853

EXHIBIT 15
Alpine Air Express, Inc.
Public Market Data - March 31, 2011
Guideline Public Companies

			Revenue	Revenue		Net Inc.	Net Inc.
		TTM	Growth	Growth	TTM	Growth	Growth	Net	TTM	EBITDA	Total	Book	Asset	Return On		Current	Debt/
Company	Ticker	Revenue	Last Year	3 Year Ave	Net Income	Last FY	3 Year Ave	Margin	EBITDA	Margin	Assets	Value	Turnover	Assets	Equity	Ratio	Equity
Air T, Inc.	AIRT	77.2	(10.6%)	6.4%	2.0	(14.2%)	14.8%	2.6%	3.5	4.5%	34.8	25.5	2.2	5.7%	7.8%	3.4	0.0
Air Transport Services Group, Inc.	ATSG	667.4	(19.0%)	5.2%	39.9	41.5%	39.1%	6.0%	253.9	38.0%	900.7	302.1	0.7	4.4%	13.2%	0.9	1.0
Atlas Air Worldwide Holdings, Inc.	AAWW	1,337.8	26.0%	(5.3%)	141.8	87.7%	2.6%	10.6%	304.6	22.8%	1,936.1	1,050.1	0.7	7.3%	13.5%	2.7	0.5
C.H. Robinson Worldwide, Inc.	CHRW	9,274.3	22.4%	8.2%	387.0	7.3%	6.1%	4.2%	681.6	7.3%	1,995.7	1,204.1	4.6	19.4%	32.1%	1.9	0.0
Expeditors International of Washington, Inc.	EXPD	5,967.6	45.8%	4.5%	334.2	43.3%	8.5%	5.6%	622.4	10.4%	2,679.2	1,748.2	2.2	12.5%	19.1%	2.5	0.0
Sample Group Median		1,337.8	22.4%	5.2%	141.8	41.5%	8.5%	5.6%	304.6	10.4%	1,936.1	1,050.1	2.2	7.3%	13.5%	2.5	0.0

Alpine Air Express		20.5	(1.7%)	3.1%	1.9	71.9%	(15.2%)	9.4%	7.3	35.6%	28.6	8.6	0.7	6.7%	22.3%	1.7	1.0
Alpine Air Express - Adjusted		20.5	(1.7%)	3.1%	1.9	88.8%	(4.4%)	9.4%	7.3	35.6%	28.6	8.6	0.7	6.7%	22.4%	1.7	1.0

			Market	Price/	Price/	Price/			MVIC/	MVIC/
			Capitalization	Revenue	Earnings	Book		MVIC	Revenues	EBITDA
Air T, Inc.	AIRT		22.9	0.30	11.5	0.89		16.7	0.22	4.78
Air Transport Services Group, Inc.	ATSG		537.9	0.81	13.5	1.78		793.8	1.19	3.13
Atlas Air Worldwide Holdings, Inc.	AAWW		1,808.4	1.35	12.8	1.72		1,700.6	1.27	5.58
C.H. Robinson Worldwide, Inc.	CHRW		12,309.8	1.33	31.8	10.22		11,901.9	1.28	17.46
Expeditors International of Washington, Inc.	EXPD		10,641.7	1.78	31.8	6.09		9,556.7	1.60	15.35
Alpine Air Express			3.4	0.17	1.8	0.40		11.0	0.54	1.51			Revenue	Earnings	Book	Revenue	EBITDA

Sample Group Median			1,808.4	1.33	13.5	1.78		1,700.6	1.27	5.58
Sample Group Average			5,064.1	1.11	20.3	4.14		4,794.0	1.11	9.26	Adjusted Ratios		1.04	8.09	1.07	0.99	3.35

NM = Not Meaningful	NA = Not Available
Source: Forms 10-K and 10-Q
Italics Denote Mulitiples Considered Outliers and Excluded from the Median

EXHIBIT 16
Alpine Air Express, Inc.
Market Value Ratios of the Industry Sample Group
As of March 31, 2011

	Price/	Price/	Price/	MVIC/	MVIC/
	Revenue	Earnings	Book	Revenue	EBITDA
Selected Multiple	1.04	8.09	1.07	0.99	3.35

Alpine Air Express, Inc.
Indicated Market Values

			Indicated		Indicated
			Market		Market
	Alpine Air	Ratio	Value	Less Debt	Value
TTM Revenue Feb 28, 2011	20,118,724	1.04	20,828,882	NA	20,828,882
TTM Adjusted Earnings Feb 28, 2011	1,905,509	8.1	15,410,476	NA	15,410,476
February 28, 2011 Book Value	8,586,184	1.07	9,172,846	NA	9,172,846
TTM Revenue Feb 28, 2011	20,118,724	0.99	19,948,557	8,539,077	11,409,480
TTM EBITDA Feb 28, 2011	7,293,065	3.3	24,430,803	8,539,077	15,891,726

						Common
	Indicated			Controlling	Less	Equity
	Market	Control	Marketability	Interest	Value of	Controlling
	Value	Premium	Discount	Value	Preferred	Interest
TTM Revenue Feb 28, 2011	20,828,882	35%	(12.0%)	24,744,712	(6,736,960)	18,007,752
TTM Adjusted Earnings Feb 28, 2011	15,410,476	35%	(12.0%)	18,307,646	(6,736,960)	11,570,686
February 28, 2011 Book Value	9,172,846	35%	(12.0%)	10,897,341	(6,736,960)	4,160,381

TTM Revenue Feb 28, 2011	11,409,480	35%	(12.0%)	13,554,462	(6,736,960)	6,817,502
FY2008 EBITDA	15,891,726	35%	(12.0%)	18,879,370	(6,736,960)	12,142,410